04039010

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, Inc.
Exact Name of Registrant as Specified in Charter

0001021913
Registrant CIK Number

Form 8-K, July 30, 2004, Series 2004-BC3

333-109272

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JUL 29 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JUL 28 2004
WASH, D.C. 105 SECTION

[TPW: NYLEGAL:249798.2] 17492-00067 07/15/2004 9:21 AM

[TPW: NYLEGAL:249798.2] 17492-00067 07/26/2004 04:04 PM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CWABS, INC.

By: ______________________
Name: Ruben Avilez
Title: Vice President

Dated: July 27, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

CWABS 2004-BC3

Assumptions
50% Severity.
12-mo Recovery Lag.
Trigger Failing.
Run to Maturity.
100% Servicer Advance.
75% Pricing Speed
Defaults on Top of Prepayment.
Forward LIBOR + 100bp.

	Break CDR	Collat Cum Loss
M8	5.70	42,441,706.71 (9.43%)
B	5.28	39,762,613.18 (8.84%)

ABS New Transaction

Computational Materials

$450,000,000
(Approximate)

CWABS, Inc.
Depositor

ASSET-BACKED CERTIFICATES, SERIES 2004-BC3

Countrywide℠
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

An investor or potential investor in the Certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: June 28, 2004*

$450,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2004-BC3

Class [(1)(2)]	Principal Balance [(3)]	WAL (Years) Call/Mat [(4)]	Payment Window (Mos) Call/Mat [(4)]	Expected Ratings (S&P/Moody's) [(5)]	Last Scheduled Distribution Date	Certificate Type
1-A	316,030,000	2.17 / 2.36	1-74 / 1-168	AAA/Aaa	Aug 2034	Floating Rate Senior Sequential
2-A	64,220,000	2.22 / 2.45	1-74 / 1-170	AAA/Aaa	Aug 2034	Floating Rate Senior Sequential
M-1	14,625,000	4.53 / 4.98	43-74 / 43-136	AA+/Aa1	Jun 2034	Floating Rate Mezzanine
M-2	12,375,000	4.44 / 4.86	42-74 / 42-129	AA/Aa2	Jun 2034	Floating Rate Mezzanine
M-3	8,550,000	4.38 / 4.78	40-74 / 40-122	AA/Aa3	May 2034	Floating Rate Mezzanine
M-4	7,425,000	4.35 / 4.73	40-74 / 40-116	AA-/A1	May 2034	Floating Rate Mezzanine
M-5	6,525,000	4.32 / 4.66	39-74 / 39-110	A+/A2	Apr 2034	Floating Rate Mezzanine
M-6	5,625,000	4.31 / 4.61	38-74 / 38-104	A/A3	Mar 2034	Floating Rate Mezzanine
M-7	5,625,000	4.28 / 4.52	38-74 / 38-97	BBB+/Baa1	Feb 2034	Floating Rate Mezzanine
M-8	4,500,000	4.28 / 4.41	37-74 / 37-88	BBB/Baa2	Nov 2033	Floating Rate Mezzanine
B	4,500,000	4.20 / 4.21	37-74 / 37-78	BBB-/Baa3	Aug 2033	Floating Rate Subordinate
Total:	**$450,000,000**					

(1) *The Class 1-A Certificates (the "**Class 1-A Certificates,**") are backed primarily by the cashflows from the Group 1 Mortgage Loans, and the Class 2-A Certificates (the "**Class 2-A Certificates**") are backed primarily by the cashflows from the Group 2 Mortgage Loans. Together, the Class 1-A Certificates and Class 2-A Certificates are referred to herein as the "**Senior Certificates.**" Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificates related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from all of the Mortgage Loans.*
(2) *The margins on the Senior Certificates and the Subordinate Certificates will be equal to 2.0x and 1.5x of their related original margins, respectively, after the Clean-up Call date.*
(3) *The principal balance of each Class of Certificates is subject to a 10% variance.*
(4) *See "Pricing Prepayment Speed" below.*
(5) *Rating Agency Contacts: Standard & Poor's, Jane Agarkova, 212-438-1127; Moody's, Rachel Peng, 212-553-3831.*

Trust:	Asset-Backed Certificates, Series 2004-BC3.
Depositor:	CWABS, Inc.
Seller:	Countrywide Home Loans, Inc (***"Countrywide"***).
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriters:	Countrywide Securities Corporation.
Trustee/Custodian:	The Bank of New York, a New York banking corporation.
Offered Certificates:	The Senior Certificates and the Subordinate Certificates are together referred to herein as the "***Offered Certificates.***"
Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class C, Class P and Class A-R Certificates. The Offered Certificates and Non-Offered Certificates are together referred to herein as the "***Certificates.***"
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	June 1, 2004.
Cut-off Date:	As to any Mortgage Loan, the later of July 1, 2004 and the origination date of such Mortgage Loan.
Expected Pricing Date:	June [24], 2004.
Expected Closing Date:	July 30, 2004.
Expected Settlement Date:	July 30, 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in August 2004.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	With respect to the Certificates, for each Distribution Date it will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (calculated on an actual/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Senior Certificates, Class M-1 and Class M-2, Class M-3 and Class M-4 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates will not be SMMEA eligible.
Optional Termination:	The terms of the transaction allow for a clean-up call ("***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates were priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC, which assumes 20% HEP (i.e., prepayments start at 2.0% CPR in month one, and increase by 2.0% CPR each month to 20% CPR in month 10, and remain at 20% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 4% CPR in month 1, an additional 1/11th of 16% CPR for each month thereafter, building to 20% CPR in month 12 and remaining constant at 20% CPR until month 20, increasing to and remaining constant at 60% CPR from month 21 through month 24 and decreasing to and remaining constant at 32% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of fixed and adjustable rate Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "**Mortgage Pool**"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans in the Statistical Pool was approximately $472,854,701 of which: (i) approximately $377,485,987 were adjustable rate mortgage loans and approximately $16,033,180 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***") and (ii) approximately $69,430,857 were adjustable rate mortgage loans and approximately $9,904,676 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 2 Mortgage Loans***" and, together with the Group 1 Mortgage Loans, the "***Mortgage Loans***").

Pass-Through Rate: For each class of Offered Certificates it is the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, and (b) the trustee fee rate (such sum, the "***Expense Fee Rate***").

Net Rate Cap: The "***Net Rate Cap***" is generally equal to the following (subject to certain exceptions described in the Prospectus Supplement):

Class	
1-A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans, (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Subordinate Certificates	The weighted average of the Net Rate Caps of the Senior Certificates, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the aggregate principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover: For any Class of Senior and Subordinate Certificates and any Distribution Date, the "***Net Rate Carryover***" will equal the sum of (a) the excess of (i) the amount of interest that would have accrued without regard to the applicable Net Rate Cap over (ii) the amount of interest accrued based on the applicable Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the applicable Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the Corridor Contracts and Excess Cashflow remaining from the applicable loan group(s), as described under the heading "Certificates Priority of Distributions" below.

Corridor Contracts:

The Trust will include three one-month LIBOR cap contracts for the benefit of the Class 1-A, Class 2-A and Subordinate Certificates (the ***"Class 1-A Corridor Contract,"*** ***"Class 2-A Corridor Contract"*** and ***"Subordinate Corridor Contract,"*** respectively, and, collectively, the "***Corridor Contracts***"). On the Closing Date, the notional amount of the Class 1-A Corridor Contract, Class 2-A Corridor Contract and Subordinate Corridor Contract, respectively, will equal approximately $316,030,000, $64,220,000 and $69,750,000, respectively, and will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto). With respect to each Distribution Date, payments received on (a) the Class 1-A Corridor Contract will be available to pay the holders of the Class 1-A Certificates, (b) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A and (c) the Subordinate Corridor Contract will be available to pay the holders of the Subordinate Certificates, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay the Net Rate Carryover on the related Certificates will be distributed to the holder of the Class C Certificates and will not be available for payments of Net Rate Carryover on the related Certificates thereafter.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

Class	S&P/Moodys	Pre-Stepdown Subordination (after initial O/C target is reached) (1)	Target Subordination at Stepdown (1)
1-A	AAA/Aaa	17.35%	34.70%
2-A	AAA/Aaa	17.35%	34.70%
M-1	AA+/Aa1	14.10%	28.20%
M-2	AA/Aa2	11.35%	22.70%
M-3	AA/Aa3	9.45%	18.90%
M-4	AA-/A1	7.80%	15.60%
M-5	A+/A2	6.35%	12.70%
M-6	A/A3	5.10%	10.20%
M-7	BBB+/Baa1	3.85%	7.70%
M-8	BBB/Baa2	2.85%	5.70%
B	BBB-/Baa3	1.85%	3.70%

(1) Does not include any credit for Excess Interest. Initial O/C at closing is 0%.

1. Subordination. The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, Certificates with a higher Class designation will be subordinate to, and provide credit support for, those Certificates with a lower designation. The Class B Certificates have the lowest designation.

2. Overcollateralization. On the Closing Date, the principal balance of the Mortgage Loans will be the same as the principal balance of the Certificates (***"O/C"***). Any realized Losses on the Mortgage Loans will be applied first to Excess Cashflow and then to Overcollateralization, if any. In the event that the Overcollateralization is reduced, Excess Cashflow will be directed to pay principal on the Offered Certificates, resulting in the limited acceleration of the Offered Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization is restored to the Overcollateralization Target. Upon this event, the acceleration feature will generally cease.

3. Excess Cashflow. ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after distributions pursuant to clauses 1 and 2 as described under "Certificates Priority of Distributions."

Overcollateralization Target:

The initial Overcollateralization Target will be zero and will remain at zero through the Distribution Date occurring in October 2004, after which time the required Overcollateralization Target will be equal to 1.85% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Initial Target"*** or "***Overcollateralization Target***").

On or after the Stepdown Date, the Overcollateralization Target will be equal to 3.70% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "***O/C Floor***") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event is in effect.

Delinquency Trigger:

With respect to the Certificates, a "***Delinquency Trigger***" will occur if the product of (a) 2.45 and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the current Required Percentage. As used above, the "***Required Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger:

With respect to the Certificates, a "***Cumulative Loss Trigger***" will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the aggregate Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	Percentage
August 2007 – July 2008	3.00% with respect to August 2007, plus an additional 1/12th of 1.75% for each month thereafter until July 2008
August 2008 – July 2009	4.75% with respect to August 2008, plus an additional 1/12th of 1.50% for each month thereafter until July 2009
August 2009 – July 2010	6.25% with respect to August 2009, plus an additional 1/12th of 0.50% for each month thereafter until July 2010
August 2010 and thereafter	6.75%

Trigger Event:

A ***"Trigger Event"*** will be in effect on a Distribution Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in August 2007.

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 65.30% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or O/C will be allocated to each class of Subordinate Certificates in reverse order of their payment priority (first to the Class B Certificates, then to the Class M-8 Certificates, then to the Class M-7 Certificates, then to the Class M-6 Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class

M-3 Certificates, then to the Class M-2 Certificates and last to the Class M-1 Certificates), in each case, until the respective class principal balance of each such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (a) first, from interest funds related to the Group 1 and Group 2 Mortgage Loans, respectively, current and unpaid interest concurrently to (i) the Class 1-A Certificates and (ii) the Class 2-A Certificates, respectively, and (b) second, from interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates;
2) Principal funds, to the Senior Certificates and Subordinate Certificates, each as described under "Principal Paydown" below;
3) Any Excess Cashflow as principal to the Certificates to build O/C as described under "Overcollateralization Target" and "Principal Paydown," respectively;
4) Any remaining Excess Cashflow to pay previously unpaid interest and unreimbursed realized loss amounts, in that order, sequentially to the Subordinate Certificates;
5) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the Corridor Contracts (as described below); and
6) To the Class C Certificates, any remaining amount.

Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contracts) will generally be distributed to the Offered Certificates on a pro rata basis, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, under certain circumstances principal or interest from a Loan Group may be used to pay the Senior Certificates related to the other Loan Group.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially in the following order of priority: from all principal collections, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one or more Classes of Senior Certificates are retired prior to the other Senior Certificates, 100% of the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all the Senior Certificates and the Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, to the Senior Certificates, as follows: (a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates and (b) from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates, such that the aggregate principal balance of the Senior Certificates will have 34.70% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 28.20% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 22.70% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 18.90% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 15.60% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 12.70% Subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 10.20% Subordination and (viii) eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have 7.70% subordination, (ix) ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have 5.70% subordination and (x) tenth, to the Class B Certificates such that the Class B Certificates will have 3.70% Subordination; each subject to the O/C Floor for the related Loan Group or Loan Groups.

Provided, however, that if the Certificate principal balances of the Subordinate Certificates are reduced to zero, principal will be paid from each Loan Group to the Senior Certificates as more fully described in the Prospectus Supplement.

[Discount Margin Tables, Available Funds Schedule and Collateral Tables to Follow]

Discount Margin Tables (%) (1)

Class 1-A (To Call)

Margin	0.26%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	26	26	26	26	26
WAL (yr)	18.29	2.80	2.17	1.68	1.26
MDUR (yr)	15.66	2.72	2.13	1.67	1.26
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Dec32	Jun12	Sep10	Jun09	Apr07

Class 1-A (To Maturity)

Margin	0.26%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	26	28	28	28	26
WAL (yr)	18.34	3.03	2.36	1.83	1.26
MDUR (yr)	15.70	2.92	2.30	1.80	1.26
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Feb34	Feb22	Jul18	Nov15	Apr07

Class 2-A (To Call)

Margin	0.30%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	30	30	30	30	30
WAL (yr)	18.00	2.85	2.22	1.73	1.27
MDUR (yr)	15.38	2.77	2.18	1.71	1.27
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Dec32	Jun12	Sep10	Jun09	May07

Class 2-A (To Maturity)

Margin	0.30%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	30	32	32	33	30
WAL (yr)	18.05	3.13	2.45	1.92	1.27
MDUR (yr)	15.41	3.01	2.38	1.88	1.27
First Prin Pay	Aug04	Aug04	Aug04	Aug04	Aug04
Last Prin Pay	Feb34	Apr22	Sep18	Feb16	May07

(1) See definition of Pricing Prepayment Speed above.

Class M-1 (To Call)

Margin	0.55%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	55	55	55	55	55
WAL (yr)	26.02	5.28	4.53	4.51	3.44
MDUR (yr)	20.78	5.04	4.36	4.36	3.35
First Prin Pay	Jun26	Oct07	Feb08	Sep08	May07
Last Prin Pay	Dec32	Jun12	Sep10	Jun09	Mar08

Class M-1 (To Maturity)

Margin	0.55%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	55	57	57	57	65
WAL (yr)	26.13	5.85	4.98	4.88	5.69
MDUR (yr)	20.85	5.51	4.76	4.69	5.40
First Prin Pay	Jun26	Oct07	Feb08	Sep08	May07
Last Prin Pay	Dec33	Nov18	Nov15	Sep13	Apr13

Class M-2 (To Call)

Margin	0.60%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	60	60	60	60	60
WAL (yr)	26.02	5.27	4.44	4.19	3.65
MDUR (yr)	20.65	5.02	4.27	4.05	3.55
First Prin Pay	Jun26	Sep07	Jan08	May08	Mar08
Last Prin Pay	Dec32	Jun12	Sep10	Jun09	Mar08

Class M-2 (To Maturity)

Margin	0.60%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	60	62	62	62	67
WAL (yr)	26.13	5.81	4.86	4.54	4.90
MDUR (yr)	20.72	5.47	4.65	4.37	4.71
First Prin Pay	Jun26	Sep07	Jan08	May08	Nov08
Last Prin Pay	Dec33	Mar18	Apr15	Mar13	Jan11

Class M-3 (To Call)

Margin	0.70%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	70	70	70	70	70
WAL (yr)	26.02	5.26	4.38	4.03	3.65
MDUR (yr)	20.39	4.99	4.21	3.89	3.54
First Prin Pay	Jun26	Sep07	Nov07	Feb08	Mar08
Last Prin Pay	Dec32	Jun12	Sep10	Jun09	Mar08

Class M-3 (To Maturity)

Margin	0.70%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	70	73	73	72	75
WAL (yr)	26.13	5.77	4.78	4.36	4.26
MDUR (yr)	20.46	5.42	4.56	4.19	4.11
First Prin Pay	Jun26	Sep07	Nov07	Feb08	Jun08
Last Prin Pay	Nov33	Jun17	Sep14	Oct12	Sep10

Class M-4 (To Call)

Margin	1.25%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	125	125	125	125	125
WAL (yr)	26.02	5.26	4.35	3.92	3.65
MDUR (yr)	19.05	4.90	4.11	3.74	3.50
First Prin Pay	Jun26	Sep07	Nov07	Jan08	Mar08
Last Prin Pay	Dec32	Jun12	Sep10	Jun09	Mar08

Class M-4 (To Maturity)

Margin	1.25%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	125	129	129	129	130
WAL (yr)	26.13	5.73	4.73	4.23	3.96
MDUR (yr)	19.11	5.28	4.43	4.01	3.78
First Prin Pay	Jun26	Sep07	Nov07	Jan08	Mar08
Last Prin Pay	Nov33	Nov16	Mar14	May12	May10

Class M-5 (To Call)

Margin	1.35%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	135	135	135	135	135
WAL (yr)	26.02	5.26	4.32	3.86	3.54
MDUR (yr)	18.82	4.88	4.07	3.67	3.39
First Prin Pay	Jun26	Aug07	Oct07	Dec07	Dec07
Last Prin Pay	Dec32	Jun12	Sep10	Jun09	Mar08

Class M-5 (To Maturity)

Margin	1.35%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	160	160	160	160	160
WAL (yr)	26.02	5.25	4.31	3.80	3.42
MDUR (yr)	18.26	4.83	4.04	3.60	3.26
First Prin Pay	Jun26	Aug07	Sep07	Nov07	Nov07
Last Prin Pay	Dec32	Jun12	Sep10	Jun09	Mar08

Class M-6 (To Call)

Margin	1.60%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	160	160	160	160	160
WAL (yr)	26.02	5.25	4.31	3.80	3.42
MDUR (yr)	18.26	4.83	4.04	3.60	3.26
First Prin Pay	Jun26	Aug07	Sep07	Nov07	Nov07
Last Prin Pay	Dec32	Jun12	Sep10	Jun09	Mar08

Class M-6 (To Maturity)

Margin	1.60%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	160	165	165	164	164
WAL (yr)	26.12	5.62	4.61	4.05	3.60
MDUR (yr)	18.30	5.13	4.28	3.81	3.42
First Prin Pay	Jun26	Aug07	Sep07	Nov07	Nov07
Last Prin Pay	Sep33	Jul15	Mar13	Jun11	Sep09

Class M-7 (To Call)

Margin 2.20%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	220	220	220	220	220
WAL (yr)	26.02	5.25	4.28	3.76	3.31
MDUR (yr)	17.01	4.74	3.95	3.51	3.12
First Prin Pay	Jun26	Aug07	Sep07	Oct07	Sep07
Last Prin Pay	Dec32	Jun12	Sep10	Jun09	Mar08

Class M-7 (To Maturity)

Margin 2.20%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	220	225	225	225	224
WAL (yr)	26.10	5.54	4.52	3.95	3.46
MDUR (yr)	17.04	4.96	4.14	3.67	3.25
First Prin Pay	Jun26	Aug07	Sep07	Oct07	Sep07
Last Prin Pay	Aug33	Nov14	Aug12	Jan11	May09

Class M-8 (To Call)

Margin 2.75%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	275	275	275	275	275
WAL (yr)	26.02	5.25	4.28	3.72	3.24
MDUR (yr)	15.96	4.65	3.89	3.43	3.02
First Prin Pay	Jun26	Aug07	Aug07	Sep07	Aug07
Last Prin Pay	Dec32	Jun12	Sep10	Jun09	Mar08

Class M-8 (To Maturity)

Margin 2.75%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	275	278	279	279	278
WAL (yr)	26.07	5.41	4.41	3.84	3.32
MDUR (yr)	15.98	4.77	3.99	3.52	3.09
First Prin Pay	Jun26	Aug07	Aug07	Sep07	Aug07
Last Prin Pay	May33	Nov13	Nov11	May10	Nov08

Class B (To Call)

Margin	3.00%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 90.86	362	508	550	581	623
WAL (yr)	25.99	5.18	4.20	3.66	3.15
MDUR (yr)	14.92	4.44	3.70	3.29	2.87
First Prin Pay	Jun26	Aug07	Aug07	Sep07	Jul07
Last Prin Pay	Dec32	Jun12	Sep10	Jun09	Mar08

Class B (To Maturity)

Margin	3.00%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 90.86	362	508	549	581	622
WAL (yr)	25.99	5.19	4.21	3.68	3.16
MDUR (yr)	14.92	4.45	3.71	3.30	2.88
First Prin Pay	Jun26	Aug07	Aug07	Sep07	Jul07
Last Prin Pay	Feb33	Nov12	Jan11	Oct09	Jun08

Class 1-A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	316,030,000	7.28735	9.25000	46	60,839,220	10.37176	10.37176
2	312,031,262	6.07143	9.25000	47	58,941,486	10.02583	10.02583
3	307,562,194	6.28191	9.25000	48	57,103,230	10.36678	10.36678
4	302,632,288	6.07097	9.25000	49	55,322,617	10.03708	10.03708
5	297,253,650	6.28143	9.25000	50	53,597,798	10.15259	10.15259
6	291,440,363	6.07050	9.25000	51	51,927,307	10.53747	10.53747
7	285,218,567	6.07026	9.25000	52	50,309,751	10.18591	10.18591
8	278,678,298	6.74725	9.25000	53	48,742,836	10.52999	10.52999
9	272,183,984	6.07013	9.25000	54	47,224,970	10.17996	10.17996
10	265,813,025	6.28083	9.25000	55	45,754,611	10.22437	10.22437
11	259,563,101	6.07019	9.25000	56	44,330,514	11.46753	11.46753
12	253,431,937	6.28089	9.25000	57	42,950,958	10.35276	10.35276
13	247,412,091	6.07025	9.25000	58	41,614,354	10.70205	10.70205
14	241,507,067	6.07028	9.25000	59	40,319,560	10.34466	10.34466
15	235,562,972	6.28094	9.25000	60	39,065,262	10.69485	10.69485
16	228,091,100	6.06811	9.25000	61	37,850,188	10.35373	10.53297
17	209,910,078	6.27121	9.25000	62	36,673,119	10.44368	10.62692
18	190,613,709	6.06366	9.25000	63	35,532,854	10.81705	10.81705
19	172,823,394	6.30708	9.24832	64	34,428,231	10.45566	10.64985
20	157,269,737	8.68950	9.24658	65	33,358,132	10.80788	10.80788
21	149,004,951	7.90734	9.24689	66	32,321,472	10.44777	10.65312
22	142,455,047	8.17854	9.24678	67	31,317,202	10.45458	10.66559
23	136,112,938	7.90580	9.24688	68	30,344,304	11.68590	11.68590
24	129,972,020	8.17772	9.24679	69	29,401,795	10.54366	10.76615
25	124,025,916	7.98853	9.23823	70	28,488,721	10.89851	10.89851
26	118,270,001	8.49171	9.05637	71	27,604,157	10.53402	10.76821
27	112,709,228	8.80432	9.04912	72	26,747,211	10.88935	10.88935
28	107,324,720	8.51146	9.05560	73	25,917,014	10.53439	10.78050
29	102,110,610	8.80225	9.04921	74	25,112,729	10.59577	10.84792
30	97,061,484	8.53232	9.05544				
31	92,172,635	8.58082	9.01340				
32	87,439,562	9.98713	9.98713				
33	82,869,140	9.38654	9.38654				
34	78,451,817	9.70553	9.70553				
35	74,173,566	9.38204	9.38204				
36	70,029,992	9.70869	9.70869				
37	66,016,956	9.40705	9.48576				
38	66,016,956	9.61196	9.61196				
39	66,016,956	10.07283	10.07283				
40	66,016,956	9.73718	9.73718				
41	66,016,956	10.06715	10.06715				
42	66,016,956	9.73918	9.73918				
43	66,016,956	9.75451	9.75451				
44	64,821,818	10.60707	10.60707				
45	62,798,366	10.03233	10.03233				

Class 2-A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	64,220,000	6.85888	8.25000	46	13,042,830	9.30529	9.30529
2	63,381,087	5.71488	8.25000	47	12,657,125	8.98773	9.08245
3	62,444,331	5.91346	8.25000	48	12,283,075	9.28594	9.28594
4	61,411,683	5.71441	8.25000	49	11,920,320	9.04144	10.15260
5	60,285,551	5.91300	8.25000	50	11,568,523	9.07122	10.11098
6	59,068,749	5.71399	8.25000	51	11,227,439	9.40592	10.02493
7	57,765,591	5.71379	8.25000	52	10,896,723	9.08524	10.06830
8	56,444,546	6.35764	8.24955	53	10,575,968	9.38597	10.03205
9	55,127,783	5.71821	8.24959	54	10,264,869	9.06494	10.07438
10	53,835,524	5.91716	8.24958	55	9,963,128	9.14311	10.14156
11	52,549,727	5.71827	8.24962	56	9,670,500	10.20243	10.20243
12	51,289,749	5.91726	8.24963	57	9,386,573	9.20795	10.19910
13	50,055,002	5.71836	8.24966	58	9,110,850	9.51277	10.16771
14	48,844,917	5.72169	8.24911	59	8,843,408	9.18693	10.20542
15	47,669,092	5.92071	8.24909	60	8,583,993	9.49014	10.17351
16	45,005,760	5.71277	8.24911	61	8,332,360	9.22937	10.76759
17	41,847,512	5.90638	8.24905	62	8,088,280	9.25274	10.79492
18	38,276,156	5.70584	8.24906	63	7,851,525	9.58306	10.79124
19	34,945,267	6.69148	8.24176	64	7,621,860	9.25490	10.82541
20	32,703,443	7.72363	8.23869	65	7,399,068	9.55963	10.79726
21	30,961,860	7.26905	8.23972	66	7,182,939	9.23142	10.83060
22	29,655,135	7.52433	8.23185	67	6,973,271	9.27577	10.88161
23	28,398,832	7.26987	8.23246	68	6,769,872	10.31666	10.81408
24	27,181,282	7.51670	8.23191	69	6,572,555	9.30248	10.92774
25	26,001,277	7.57621	9.07108	70	6,381,124	9.60867	10.90337
26	24,859,594	7.67284	9.06716	71	6,195,401	9.27820	10.93308
27	23,753,454	8.03680	9.06142	72	6,015,212	9.58287	10.90835
28	22,681,609	7.76656	9.06461	73	5,840,389	9.29340	10.97059
29	21,642,703	8.02876	9.05880	74	5,670,774	9.29857	10.98125
30	20,635,699	7.75680	9.06532				
31	19,659,604	7.90891	8.72779				
32	18,714,945	9.11861	9.11861				
33	17,800,928	8.52267	8.63999				
34	16,915,885	8.80919	8.80919				
35	16,057,847	8.50980	8.63890				
36	15,225,968	8.79432	8.79432				
37	14,419,440	8.60263	9.27713				
38	14,419,440	8.70391	9.19895				
39	14,419,440	9.10454	9.10454				
40	14,419,440	8.79568	9.12275				
41	14,419,440	9.08862	9.08862				
42	14,419,440	8.77900	9.12782				
43	14,419,440	8.85746	9.09503				
44	13,850,819	9.58709	9.58709				
45	13,440,557	9.00536	9.07590				

Subordinate Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	69,750,000	7.21499	8.25000	46	39,260,446	9.50000	9.50000
2	69,750,000	6.01121	8.25000	47	38,047,041	9.50000	9.50000
3	69,750,000	6.21968	8.25000	48	36,871,436	9.50000	9.50000
4	69,750,000	6.01075	8.25000	49	35,732,464	9.50000	9.57442
5	69,750,000	6.21917	8.24997	50	34,628,964	9.50000	9.51822
6	69,750,000	6.01023	8.24994	51	33,560,026	9.50000	9.50000
7	69,750,000	6.00997	8.24991	52	32,524,727	9.50000	9.50000
8	69,750,000	6.68137	8.24984	53	31,521,631	9.50000	9.50000
9	69,750,000	6.01062	8.24986	54	30,549,730	9.50000	9.50000
10	69,750,000	6.21934	8.24986	55	29,608,048	9.50000	9.50000
11	69,750,000	6.01067	8.24985	56	28,695,792	10.00000	10.00000
12	69,750,000	6.21940	8.24986	57	27,811,827	10.00000	10.00000
13	69,750,000	6.01074	8.24986	58	26,955,047	10.00000	10.00000
14	69,750,000	6.01133	8.24977	59	26,124,885	10.00000	10.00000
15	69,750,000	6.22002	8.24977	60	25,320,508	10.00000	10.00000
16	69,750,000	6.00802	8.24978	61	24,541,109	10.00000	10.42443
17	69,750,000	6.20951	8.24976	62	23,785,920	10.00000	10.42880
18	69,750,000	6.00315	8.24976	63	23,054,180	10.00000	10.05074
19	69,750,000	6.37209	8.24730	64	22,345,148	10.00000	10.44366
20	69,750,000	8.52616	8.52616	65	21,658,114	10.00000	10.06623
21	69,750,000	7.79940	8.24554	66	20,992,390	10.00000	10.45879
22	69,750,000	8.06791	8.24412	67	20,347,311	10.00000	10.46503
23	69,750,000	7.79826	8.24431	68	19,722,235	10.50000	10.50000
24	69,750,000	8.06593	8.24413	69	19,116,538	10.31681	10.79559
25	69,750,000	7.91880	9.20991	70	18,529,611	10.50000	10.60288
26	69,750,000	8.35323	9.05801	71	17,960,868	10.30373	10.79833
27	69,750,000	8.67453	9.05103	72	17,409,741	10.50000	10.61937
28	69,750,000	8.38549	9.05695	73	16,875,680	10.30606	10.81536
29	69,750,000	8.67144	9.05066	74	16,358,155	10.35669	10.87237
30	69,750,000	8.40117	9.05694				
31	69,750,000	8.46720	8.96502				
32	69,750,000	9.25000	9.25000				
33	69,750,000	9.24045	9.24045				
34	69,750,000	9.25000	9.25000				
35	69,750,000	9.23453	9.23453				
36	69,750,000	9.25000	9.25000				
37	69,750,000	9.25000	9.42934				
38	65,083,076	9.25000	9.25000				
39	60,569,750	9.25000	9.25000				
40	56,199,767	9.25000	9.25000				
41	51,966,218	9.25000	9.25000				
42	47,864,815	9.25000	9.25000				
43	43,891,485	9.25000	9.25000				
44	41,806,133	9.50000	9.50000				
45	40,512,873	9.50000	9.50000				

Class 1-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.537	7.537
2	6.321	9.500
3	6.532	9.500
4	6.321	9.500
5	6.531	9.500
6	6.320	9.500
7	6.320	9.500
8	6.997	9.500
9	6.320	9.500
10	6.531	9.500
11	6.320	9.500
12	6.531	9.500
13	6.320	9.500
14	6.320	9.500
15	6.531	9.500
16	6.318	9.500
17	6.521	9.500
18	6.312	9.500
19	6.430	9.500
20	7.602	9.500
21	6.909	9.500
22	7.139	9.500
23	6.908	9.500
24	7.139	9.500
25	6.908	9.500
26	6.908	9.500
27	7.138	9.500
28	6.908	9.500
29	7.138	9.500
30	6.919	9.500
31	6.919	9.500
32	7.734	10.999
33	7.185	10.332
34	7.423	10.674
35	7.183	10.327
36	7.422	10.677
37	7.182	10.500
38	7.182	11.164
39	7.420	11.685
40	7.181	11.304
41	7.419	11.677
42	7.179	11.304
43	7.179	11.307
44	7.673	12.334
45	7.177	11.659

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
46	7.416	12.043
47	7.176	11.650
48	7.415	12.042
49	7.175	11.649
50	7.174	11.702
51	7.413	12.215
52	7.173	11.817
53	7.411	12.205
54	7.171	11.807
55	7.179	11.836
56	7.948	13.113
57	7.178	11.839
58	7.416	12.228
59	7.176	11.828
60	7.415	12.217
61	7.175	12.000
62	7.174	12.000
63	7.413	12.205
64	7.173	12.000
65	7.411	12.194
66	7.171	12.000
67	7.170	12.000
68	7.938	13.046
69	7.169	12.000
70	7.407	12.164
71	7.167	12.000
72	7.405	12.152
73	7.165	12.000
74	7.164	12.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.264%, 6-Month LIBOR stays at 1.845%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Class 2-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
1	7.109	7.109
2	5.965	8.500
3	6.163	8.500
4	5.964	8.500
5	6.163	8.500
6	5.964	8.500
7	5.964	8.500
8	6.603	8.500
9	5.964	8.500
10	6.163	8.500
11	5.964	8.500
12	6.163	8.500
13	5.965	8.500
14	5.965	8.500
15	6.164	8.500
16	5.956	8.500
17	6.149	8.500
18	5.949	8.500
19	6.172	8.500
20	6.958	8.500
21	6.451	8.500
22	6.659	8.500
23	6.443	8.500
24	6.656	8.500
25	6.440	9.500
26	6.438	9.500
27	6.651	9.500
28	6.434	9.500
29	6.647	9.500
30	6.431	9.500
31	6.440	9.500
32	7.283	10.011
33	6.656	9.500
34	6.875	9.692
35	6.651	9.500
36	6.870	9.674
37	6.646	10.500
38	6.643	10.500
39	6.862	10.518
40	6.638	10.500
41	6.857	10.501
42	6.633	10.500
43	6.631	10.500
44	7.085	11.072
45	6.625	10.500

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
46	6.843	10.765
47	6.620	10.500
48	6.838	10.739
49	6.614	11.500
50	6.612	11.500
51	6.829	11.500
52	6.606	11.500
53	6.823	11.500
54	6.600	11.500
55	6.604	11.500
56	7.319	11.646
57	6.607	11.500
58	6.825	11.500
59	6.601	11.500
60	6.818	11.500
61	6.596	12.000
62	6.593	12.000
63	6.809	12.000
64	6.586	12.000
65	6.803	12.000
66	6.580	12.000
67	6.577	12.000
68	7.278	12.000
69	6.571	12.000
70	6.787	12.000
71	6.565	12.000
72	6.780	12.000
73	6.558	12.000
74	6.555	12.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.264%, 6-Month LIBOR stays at 1.845%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Subordinate Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.465	7.465
2	6.261	8.500
3	6.470	8.500
4	6.261	8.500
5	6.469	8.500
6	6.260	8.500
7	6.260	8.500
8	6.931	8.500
9	6.260	8.500
10	6.469	8.500
11	6.260	8.500
12	6.469	8.500
13	6.260	8.500
14	6.260	8.500
15	6.469	8.500
16	6.257	8.500
17	6.458	8.500
18	6.251	8.500
19	6.386	8.500
20	7.493	8.781
21	6.831	8.500
22	7.058	8.500
23	6.830	8.500
24	7.057	8.500
25	6.829	9.500
26	6.828	9.500
27	7.055	9.500
28	6.828	9.500
29	7.055	9.500
30	6.837	9.500
31	6.838	9.500
32	7.657	10.832
33	7.095	10.172
34	7.331	10.508
35	7.093	10.165
36	7.329	10.508
37	7.092	10.500
38	7.091	10.968
39	7.326	11.487
40	7.089	11.113
41	7.324	11.478
42	7.087	11.109
43	7.086	11.130
44	7.573	12.111
45	7.084	11.442

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
46	7.319	11.818
47	7.078	11.430
48	7.312	11.811
49	7.075	11.500
50	7.074	11.500
51	7.309	11.978
52	7.072	11.585
53	7.306	11.964
54	7.069	11.572
55	7.076	11.598
56	7.835	12.850
57	7.075	11.600
58	7.310	11.980
59	7.073	11.586
60	7.307	11.965
61	7.070	12.000
62	7.069	12.000
63	7.303	12.000
64	7.066	12.000
65	7.300	12.000
66	7.063	12.000
67	7.062	12.000
68	7.817	12.764
69	7.059	12.000
70	7.293	12.000
71	7.056	12.000
72	7.290	12.000
73	7.053	12.000
74	7.052	12.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.264%, 6-Month LIBOR stays at 1.845%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Aggregate ARM and Fixed - $472,854,701

Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	2,748	
Total Outstanding Balance	$472,854,701	
Average Loan Balance	$172,072	$34,884 to $646,539
WA Mortgage Rate	6.979%	4.500% to 11.890%
Net WAC	6.470%	3.991% to 11.381%
ARM Characteristics		
WA Gross Margin	6.091%	3.375% to 10.690%
WA Months to First Roll	22	1 to 56
WA First Periodic Cap	2.700%	1.000% to 5.000%
WA Subsequent Periodic Cap	1.105%	1.000% to 1.500%
WA Lifetime Cap	13.172%	10.375% to 18.890%
WA Lifetime Floor	6.922%	3.375% to 11.890%
WA Original Term (months)	359	120 to 360
WA Remaining Term (months)	354	114 to 357
WA OLTV	79.95%	16.78% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	613	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	92.97%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes:		Occ Codes:		Grades:		Orig PP Term:	
CA	43.22%	SFR	76.58%	FULL	56.37%	RCO	66.64%	OO	94.48%	PP	48.47%	0	7.03%
FL	6.70%	PUD	9.51%	STATED I	42.72%	PUR	25.81%	INV	4.99%	PR	25.26%	12	6.48%
IL	4.15%	CND	5.00%	NINA	0.69%	RNC	7.56%	2H	0.53%	A	0.92%	24	59.90%
VA	3.93%	2 FAM	4.09%	SIMPLE	0.21%					A-	4.00%	36	24.97%
MD	3.12%	3 FAM	1.79%							B	13.73%	48	0.05%
										C	5.21%	60	1.57%
										C-	1.95%		
										D	0.46%		

Aggregate ARM and Fixed - $472,854,701

Detailed Report

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$410,459	1	0.09	$410,459	5.028	349.00	720	80.0
2/28 LIB6M	$338,696,558	1,949	71.63	$173,780	7.253	354.79	599	79.8
2/28 LIB6M - IO	$5,094,474	20	1.08	$254,724	5.725	355.83	726	81.1
3/27 LIB6M	$94,756,799	572	20.04	$165,659	6.195	355.46	643	82.3
3/27 LIB6M - IO	$2,096,746	8	0.44	$262,093	5.384	355.70	727	86.5
5/25 LIB6M	$4,385,508	23	0.93	$190,674	6.495	354.25	647	76.2
5/25 LIB6M - IO	$1,476,300	4	0.31	$369,075	5.729	354.73	740	77.0
10Yr Fixed	$280,916	4	0.06	$70,229	6.944	115.24	651	55.3
15Yr Fixed	$1,554,931	17	0.33	$91,467	7.310	175.12	601	68.3
20Yr Fixed	$662,177	6	0.14	$110,363	7.406	235.72	630	65.1
25Yr Fixed	$67,634	1	0.01	$67,634	7.940	295.00	543	80.0
30Yr Fixed	$22,714,356	141	4.80	$161,095	6.787	355.29	642	74.3
30Yr Fixed - IO	$657,842	2	0.14	$328,921	5.992	356.00	738	89.7
	$472,854,701	**2,748**	**100.00**	**$172,072**	**6.979**	**354.04**	**613**	**79.9**

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$446,916,844	2,577	94.51	$173,425	6.988	354.94	612	80.3
Fixed 120	$280,916	4	0.06	$70,229	6.944	115.24	651	55.3
Fixed 180	$1,554,931	17	0.33	$91,467	7.310	175.12	601	68.3
Fixed 240	$662,177	6	0.14	$110,363	7.406	235.72	630	65.1
Fixed 300	$67,634	1	0.01	$67,634	7.940	295.00	543	80.0
Fixed 360	$23,372,199	143	4.94	$163,442	6.765	355.31	645	74.8
	$472,854,701	**2,748**	**100.00**	**$172,072**	**6.979**	**354.04**	**613**	**79.9**

Range of Current Balance								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$25,000.01 - $50,000.00	$1,013,858	22	0.21	$46,084	8.528	329.73	590	70.6
$50,000.01 - $75,000.00	$18,404,949	286	3.89	$64,353	7.801	349.27	596	77.7
$75,000.01 - $100,000.00	$31,793,710	362	6.72	$87,828	7.340	351.26	605	79.0
$100,000.01 - $150,000.00	$88,637,778	714	18.75	$124,143	7.127	353.51	611	79.9
$150,000.01 - $200,000.00	$86,988,362	502	18.40	$173,284	6.995	354.84	610	79.9
$200,000.01 - $250,000.00	$81,617,092	364	17.26	$224,223	6.860	354.50	611	79.8
$250,000.01 - $300,000.00	$59,555,714	218	12.59	$273,191	6.873	354.88	614	79.9
$300,000.01 - $350,000.00	$43,123,219	133	9.12	$324,235	6.841	354.95	621	82.0
$350,000.01 - $400,000.00	$28,402,362	76	6.01	$373,715	6.866	354.86	626	82.2
$400,000.01 - $450,000.00	$12,726,619	30	2.69	$424,221	6.513	355.17	640	80.0
$450,000.01 - $500,000.00	$11,825,795	25	2.50	$473,032	6.338	354.75	625	80.4

Aggregate ARM and Fixed - $472,854,701

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$500,000.01 - $550,000.00	$5,768,688	11	1.22	$524,426	6.499	354.82	633	80.1
$550,000.01 - $600,000.00	$2,350,017	4	0.50	$587,504	6.530	355.24	622	60.0
$600,000.01 - $650,000.00	$646,539	1	0.14	$646,539	6.800	354.00	680	72.2
	$472,854,701	**2,748**	**100.00**	**$172,072**	**6.979**	**354.04**	**613**	**79.9**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$510,233	5	0.11	$102,047	7.059	355.86	624	83.1
Alaska	$73,368	1	0.02	$73,368	9.990	356.00	536	70.0
Arizona	$10,324,676	69	2.18	$149,633	6.637	355.07	634	82.9
Arkansas	$226,943	3	0.05	$75,648	7.239	354.61	672	83.8
California	$204,364,921	902	43.22	$226,569	6.792	354.18	614	78.0
Colorado	$6,877,590	34	1.45	$202,282	6.610	355.37	644	84.3
Connecticut	$5,574,554	35	1.18	$159,273	7.038	350.18	601	81.7
Delaware	$2,630,207	15	0.56	$175,347	7.394	355.24	623	85.4
District of Columbia	$148,485	1	0.03	$148,485	9.500	355.00	635	63.8
Florida	$31,662,991	233	6.70	$135,893	7.135	353.50	610	79.7
Georgia	$6,071,353	41	1.28	$148,082	7.032	355.60	619	85.0
Hawaii	$104,490	1	0.02	$104,490	7.140	354.00	519	30.0
Idaho	$992,980	9	0.21	$110,331	7.160	355.12	612	80.8
Illinois	$19,602,004	121	4.15	$162,000	7.357	355.24	613	81.7
Indiana	$7,312,442	71	1.55	$102,992	7.433	353.21	604	82.1
Iowa	$1,686,296	18	0.36	$93,683	6.664	354.83	638	83.6
Kansas	$2,147,428	19	0.45	$113,023	7.319	349.40	632	84.9
Kentucky	$3,113,441	28	0.66	$111,194	6.938	354.98	638	84.3
Lousiana	$628,140	7	0.13	$89,734	7.757	354.77	605	86.0
Maine	$1,752,662	8	0.37	$219,083	7.294	355.29	604	83.6
Maryland	$14,762,572	75	3.12	$196,834	7.108	353.00	603	81.5
Massachusetts	$13,196,963	55	2.79	$239,945	7.088	353.94	605	78.1
Michigan	$9,157,647	78	1.94	$117,406	7.695	352.29	597	81.0
Minnesota	$6,417,213	38	1.36	$168,874	6.903	355.20	635	81.9
Mississippi	$739,505	6	0.16	$123,251	6.619	344.68	621	84.1
Missouri	$5,597,531	50	1.18	$111,951	7.092	355.18	616	83.0
Montana	$278,752	3	0.06	$92,917	7.311	355.36	625	84.5
Nebraska	$1,411,619	15	0.30	$94,108	7.320	355.06	631	85.1
Nevada	$6,853,934	41	1.45	$167,169	6.949	355.28	632	83.2
New Hampshire	$722,255	4	0.15	$180,564	7.558	354.53	619	87.2
New Jersey	$3,734,440	23	0.79	$162,367	7.374	353.39	606	79.7
New Mexico	$1,041,965	8	0.22	$130,246	7.474	355.05	592	81.9
New York	$11,752,647	52	2.49	$226,012	6.974	355.34	603	78.6
North Carolina	$5,325,837	36	1.13	$147,940	7.673	350.52	606	81.2

Aggregate ARM and Fixed - $472,854,701

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
North Dakota	$552,683	6	0.12	$92,114	7.160	355.61	639	87.5
Ohio	$13,539,902	122	2.86	$110,983	7.179	353.73	610	83.3
Oklahoma	$742,172	8	0.16	$92,771	6.976	355.24	622	84.7
Oregon	$6,062,492	40	1.28	$151,562	6.721	354.91	615	81.1
Pennsylvania	$9,987,280	84	2.11	$118,896	7.437	354.46	600	82.5
Rhode Island	$2,622,761	12	0.55	$218,563	5.925	355.73	648	82.7
South Carolina	$3,610,611	23	0.76	$156,983	7.337	349.32	614	82.4
South Dakota	$175,786	1	0.04	$175,786	8.150	356.00	563	75.0
Tennessee	$5,265,886	42	1.11	$125,378	7.534	350.47	599	82.7
Texas	$4,970,890	51	1.05	$97,468	7.502	350.43	606	79.3
Utah	$1,749,771	11	0.37	$159,070	6.810	355.05	621	81.4
Virginia	$18,594,466	106	3.93	$175,419	7.160	354.28	604	80.8
Washington	$9,624,146	59	2.04	$163,121	6.395	354.87	636	79.9
West Virginia	$786,546	9	0.17	$87,394	7.908	354.95	578	82.6
Wisconsin	$7,556,857	67	1.60	$112,789	7.066	355.22	615	80.1
Wyoming	$214,369	2	0.05	$107,184	6.315	356.00	653	80.0
	$472,854,701	**2,748**	**100.00**	**$172,072**	**6.979**	**354.04**	**613**	**79.9**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$8,140,810	65	1.72	$125,243	7.056	344.15	585	43.0
50.01 - 55.00	$4,903,949	30	1.04	$163,465	7.334	346.72	574	52.5
55.01 - 60.00	$9,739,187	59	2.06	$165,071	6.845	354.89	576	58.0
60.01 - 65.00	$18,889,511	104	3.99	$181,630	7.040	351.87	583	63.2
65.01 - 70.00	$31,980,500	189	6.76	$169,209	7.317	353.97	575	68.8
70.01 - 75.00	$42,751,923	240	9.04	$178,133	7.452	353.59	566	74.0
75.01 - 80.00	$167,463,904	986	35.42	$169,842	6.627	354.24	634	79.7
80.01 - 85.00	$73,050,415	432	15.45	$169,098	7.418	354.41	598	84.4
85.01 - 90.00	$94,669,642	532	20.02	$177,950	7.043	355.00	623	89.6
90.01 - 95.00	$9,887,063	49	2.09	$201,777	6.610	355.38	657	94.5
95.01 - 100.00	$11,377,796	62	2.41	$183,513	6.209	354.73	699	99.9
	$472,854,701	**2,748**	**100.00**	**$172,072**	**6.979**	**354.04**	**613**	**79.9**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 4.500	$1,164,685	7	0.25	$166,384	4.500	355.89	726	80.4
4.501 - 5.000	$12,903,647	56	2.73	$230,422	4.916	355.70	690	82.4
5.001 - 5.500	$28,123,303	134	5.95	$209,875	5.372	355.34	679	80.4

Aggregate ARM and Fixed - $472,854,701

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.501 - 6.000	$66,934,771	336	14.16	$199,211	5.845	353.74	663	80.7
6.001 - 6.500	$68,127,502	369	14.41	$184,627	6.332	354.04	632	78.2
6.501 - 7.000	$101,925,074	576	21.56	$176,953	6.817	354.06	618	80.0
7.001 - 7.500	$54,013,443	322	11.42	$167,744	7.299	354.59	591	80.6
7.501 - 8.000	$60,532,072	390	12.80	$155,210	7.815	353.58	578	80.7
8.001 - 8.500	$34,861,244	224	7.37	$155,631	8.301	353.75	566	80.8
8.501 - 9.000	$24,195,320	171	5.12	$141,493	8.785	353.20	548	78.7
9.001 - 9.500	$10,348,713	88	2.19	$117,599	9.279	354.11	548	78.5
9.501 - 10.000	$6,632,259	53	1.40	$125,137	9.781	353.78	539	78.0
10.001 - 10.500	$1,914,345	13	0.40	$147,257	10.316	347.79	524	64.3
10.501 - 11.000	$822,083	5	0.17	$164,417	10.868	355.44	521	71.0
11.001 - 11.500	$280,980	2	0.06	$140,490	11.179	355.76	501	70.0
11.501 - 12.000	$75,258	2	0.02	$37,629	11.823	353.14	540	72.5
	$472,854,701	**2,748**	**100.00**	**$172,072**	**6.979**	**354.04**	**613**	**79.9**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$362,099,023	2,159	76.58	$167,716	7.005	353.97	610	80.0
PUD	$44,955,434	213	9.51	$211,058	6.761	354.55	621	81.5
CND	$23,630,072	144	5.00	$164,098	6.865	354.83	629	79.8
2 FAM	$19,357,424	101	4.09	$191,658	7.088	354.64	623	77.2
3 FAM	$8,455,064	40	1.79	$211,377	6.857	352.42	639	74.3
4 FAM	$4,591,925	18	0.97	$255,107	6.861	355.05	676	79.8
SFRA	$4,274,954	33	0.90	$129,544	7.366	351.85	605	81.4
MNF	$2,582,287	25	0.55	$103,291	7.098	354.17	608	79.4
APUD	$1,575,329	10	0.33	$157,533	7.441	348.08	568	77.3
CNDP	$1,333,190	5	0.28	$266,638	6.932	354.78	644	84.9
	$472,854,701	**2,748**	**100.00**	**$172,072**	**6.979**	**354.04**	**613**	**79.9**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$315,105,404	1,795	66.64	$175,546	7.113	353.84	596	78.9
PUR	$122,021,471	698	25.81	$174,816	6.612	354.74	658	82.8
RNC	$35,727,826	255	7.56	$140,109	7.054	353.48	615	79.0
	$472,854,701	**2,748**	**100.00**	**$172,072**	**6.979**	**354.04**	**613**	**79.9**

Aggregate ARM and Fixed - $472,854,701

Detailed Report

Occupancy								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$446,749,814	2,569	94.48	$173,900	6.970	354.06	611	80.0
INV	$23,601,812	167	4.99	$141,328	7.198	353.62	650	78.3
2H	$2,503,075	12	0.53	$208,590	6.531	354.38	673	80.3
	$472,854,701	**2,748**	**100.00**	**$172,072**	**6.979**	**354.04**	**613**	**79.9**

Range of Months Remaining to Scheduled Maturity								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$280,916	4	0.06	$70,229	6.944	115.24	651	55.3
121 - 180	$1,554,931	17	0.33	$91,467	7.310	175.12	601	68.3
181 - 300	$729,811	7	0.15	$104,259	7.455	241.21	622	66.5
301 - 360	$470,289,043	2,720	99.46	$172,900	6.977	354.95	613	80.0
	$472,854,701	**2,748**	**100.00**	**$172,072**	**6.979**	**354.04**	**613**	**79.9**

Collateral Grouped by Document Type								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$266,561,491	1,683	56.37	$158,385	6.818	354.11	609	81.2
STATED INCOME	$202,011,190	1,043	42.72	$193,683	7.196	353.94	619	78.4
NINA	$3,275,587	18	0.69	$181,977	6.843	354.69	655	73.2
SIMPLE	$1,006,434	4	0.21	$251,608	6.534	354.79	631	84.6
	$472,854,701	**2,748**	**100.00**	**$172,072**	**6.979**	**354.04**	**613**	**79.9**

Collateral Grouped by FICO								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$241,419	2	0.05	$120,710	5.877	353.35	807	81.7
781 - 800	$2,768,340	13	0.59	$212,949	6.238	348.42	788	79.9
761 - 780	$4,438,183	23	0.94	$192,964	5.979	351.26	769	85.1
741 - 760	$9,934,801	48	2.10	$206,975	5.865	354.03	750	85.6
721 - 740	$12,441,260	70	2.63	$177,732	6.159	351.85	731	81.6
701 - 720	$19,129,584	100	4.05	$191,296	5.959	354.27	710	80.9
681 - 700	$30,278,370	144	6.40	$210,266	6.036	355.17	690	83.6
661 - 680	$32,316,367	179	6.83	$180,538	6.329	353.52	670	81.8
641 - 660	$46,213,773	275	9.77	$168,050	6.482	354.50	650	81.6
621 - 640	$55,440,004	312	11.72	$177,692	6.550	354.94	630	82.1
601 - 620	$48,741,781	292	10.31	$166,924	6.956	354.68	611	81.3
581 - 600	$52,411,522	325	11.08	$161,266	7.306	353.83	590	80.7

Aggregate ARM and Fixed - $472,854,701

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
561 - 580	$51,732,132	312	10.94	$165,808	7.471	353.90	570	80.1
541 - 560	$36,682,985	233	7.76	$157,438	7.589	353.69	550	77.4
521 - 540	$24,786,907	164	5.24	$151,140	7.822	354.26	532	74.1
501 - 520	$42,797,478	242	9.05	$176,849	8.272	352.99	510	72.1
<= 500	$2,499,795	14	0.53	$178,557	8.507	355.73	496	70.5
	$472,854,701	**2,748**	**100.00**	**$172,072**	**6.979**	**354.04**	**613**	**79.9**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PR	$119,429,553	689	25.26	$173,338	6.848	354.30	618	81.2
PP	$229,172,873	1,269	48.47	$180,593	6.585	353.79	642	81.6
A	$4,343,886	34	0.92	$127,761	6.956	352.28	634	80.3
A-	$18,912,017	103	4.00	$183,612	7.515	354.43	571	78.9
B	$64,922,493	406	13.73	$159,908	7.736	354.50	557	77.0
C	$24,632,222	173	5.21	$142,383	8.147	353.46	540	72.6
C-	$9,244,015	62	1.95	$149,097	8.325	354.97	545	68.7
D	$2,197,642	12	0.46	$183,137	9.481	355.45	528	65.2
	$472,854,701	**2,748**	**100.00**	**$172,072**	**6.979**	**354.04**	**613**	**79.9**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$33,254,581	202	7.03	$164,627	7.709	353.50	594	78.2
12	$30,654,038	145	6.48	$211,407	7.187	355.00	606	79.6
24	$283,231,727	1,633	59.90	$173,443	7.158	354.71	604	80.0
36	$118,057,029	722	24.97	$163,514	6.324	353.03	642	80.6
48	$248,592	1	0.05	$248,592	6.450	356.00	691	100.0
60	$7,408,735	45	1.57	$164,639	6.476	343.20	653	78.7
	$472,854,701	**2,748**	**100.00**	**$172,072**	**6.979**	**354.04**	**613**	**79.9**

Range of Months to Roll (Excludes 171 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	1	$410,459	1	0.09	$410,459	5.028	349.00	720	80.0
7 - 12	11	$203,587	2	0.05	$101,793	8.347	347.47	606	80.7
13 - 18	18	$138,957,189	798	31.09	$174,132	7.146	353.72	609	79.9
19 - 24	20	$204,630,257	1,169	45.79	$175,047	7.287	355.55	596	79.7

Aggregate ARM and Fixed - $472,854,701

Detailed Report

Range of Months to Roll (Excludes 171 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
25 - 31	30	$29,353,525	205	6.57	$143,188	6.565	354.22	638	79.8
32 - 37	32	$67,500,020	375	15.10	$180,000	6.009	356.00	648	83.5
>= 38	54	$5,861,808	27	1.31	$217,104	6.302	354.37	670	76.4
		$446,916,844	**2,577**	**100.00**	**$173,425**	**6.988**	**354.94**	**612**	**80.3**

Range of Margin (Excludes 171 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$2,015,288	8	0.45	$251,911	5.645	354.08	668	69.0
4.001 - 5.000	$63,989,791	295	14.32	$216,915	6.313	355.22	629	78.8
5.001 - 6.000	$190,925,907	1,008	42.72	$189,411	6.536	354.85	631	80.4
6.001 - 7.000	$108,717,740	653	24.33	$166,490	7.301	355.08	590	79.4
7.001 - 8.000	$51,903,991	383	11.61	$135,520	7.804	354.69	587	83.1
8.001 - 9.000	$23,336,506	172	5.22	$135,677	8.695	354.80	569	81.9
9.001 - 10.000	$5,660,441	55	1.27	$102,917	9.576	354.93	572	82.1
10.001 - 11.000	$367,180	3	0.08	$122,393	10.664	354.00	569	81.0
6.091	**$446,916,844**	**2,577**	**100.00**	**$173,425**	**6.988**	**354.94**	**612**	**80.3**

Range of Maximum Rates (Excludes 171 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.001 - 10.500	$1,644,240	9	0.37	$182,693	4.773	355.34	720	75.9
10.501 - 11.000	$13,062,723	56	2.92	$233,263	4.961	355.61	689	83.2
11.001 - 11.500	$27,610,688	138	6.18	$200,077	5.452	355.42	675	81.4
11.501 - 12.000	$63,127,466	323	14.13	$195,441	5.904	355.20	662	80.7
12.001 - 12.500	$51,017,276	284	11.42	$179,638	6.365	355.15	637	79.7
12.501 - 13.000	$75,099,391	425	16.80	$176,704	6.776	354.68	621	81.4
13.001 - 13.500	$51,227,147	298	11.46	$171,903	7.099	354.73	593	80.0
13.501 - 14.000	$60,329,569	382	13.50	$157,931	7.478	354.63	591	81.0
14.001 - 14.500	$32,742,437	200	7.33	$163,712	7.972	354.75	576	81.1
14.501 - 15.000	$31,542,607	195	7.06	$161,757	8.231	354.82	558	78.2
15.001 - 15.500	$17,238,554	119	3.86	$144,862	8.668	355.00	550	79.4
15.501 - 16.000	$13,320,056	88	2.98	$151,364	9.036	355.07	535	76.8
16.001 - 16.500	$3,824,248	29	0.86	$131,871	9.412	354.99	524	76.2
16.501 - 17.000	$2,900,324	18	0.65	$161,129	9.915	355.54	511	76.7
17.001 - 17.500	$1,280,021	6	0.29	$213,337	10.326	356.05	507	60.4
17.501 - 18.000	$629,745	4	0.14	$157,436	10.943	355.66	505	65.1
18.001 - 18.500	$280,980	2	0.06	$140,490	11.179	355.76	501	70.0
18.501 - 19.000	$39,372	1	0.01	$39,372	11.890	356.00	504	73.0

Aggregate ARM and Fixed - $472,854,701

Detailed Report

Range of Maximum Rates (Excludes 171 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
13.172	$446,916,844	2,577	100.00	$173,425	6.988	354.94	612	80.3

Initial Periodic Rate Cap (Excludes 171 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$182,411	2	0.04	$91,205	7.602	354.00	625	66.8
1.500	$93,835,468	484	21.00	$193,875	7.594	354.97	566	77.1
2.000	$593,856	2	0.13	$296,928	6.282	350.54	654	80.0
3.000	$348,439,874	2,069	77.97	$168,410	6.834	354.94	624	81.2
5.000	$3,865,237	20	0.86	$193,262	6.262	354.43	662	75.9
	$446,916,844	2,577	100.00	$173,425	6.988	354.94	612	80.3

Subsequent Periodic Rate Cap (Excludes 171 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$353,081,377	2,093	79.00	$168,696	6.827	354.93	624	81.1
1.500	$93,835,468	484	21.00	$193,875	7.594	354.97	566	77.1
	$446,916,844	2,577	100.00	$173,425	6.988	354.94	612	80.3

Range of Lifetime Rate Floor (Excludes 171 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$1,534,000	6	0.34	$255,667	5.889	353.63	676	75.6
4.001 - 5.000	$21,375,945	90	4.78	$237,510	5.403	355.70	664	80.5
5.001 - 6.000	$93,492,785	467	20.92	$200,199	5.826	355.32	661	81.5
6.001 - 7.000	$148,856,251	830	33.31	$179,345	6.637	354.78	622	79.8
7.001 - 8.000	$107,278,202	669	24.00	$160,356	7.578	354.72	584	80.6
8.001 - 9.000	$55,704,671	365	12.46	$152,616	8.505	354.82	558	80.1
9.001 - 10.000	$15,664,150	129	3.50	$121,428	9.417	355.02	546	79.4
> 10.000	$3,010,840	21	0.67	$143,373	10.580	355.48	522	67.2
	$446,916,844	2,577	100.00	$173,425	6.988	354.94	612	80.3

Next Interest Adjustment Date (Excludes 171 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
07/04	$410,459	1	0.09	$410,459	5.028	349.00	720	80.0

Aggregate ARM and Fixed - $472,854,701

Detailed Report

Next Interest Adjustment Date (Excludes 171 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
04/05	$54,242	1	0.01	$54,242	7.540	346.00	667	68.8
06/05	$149,344	1	0.03	$149,344	8.640	348.00	584	85.0
08/05	$115,867	1	0.03	$115,867	7.840	350.00	617	95.0
09/05	$1,145,544	8	0.26	$143,193	8.354	350.50	582	79.5
10/05	$1,091,536	8	0.24	$136,442	7.695	351.32	578	77.2
11/05	$6,435,039	50	1.44	$128,701	7.639	352.85	598	83.9
12/05	$41,720,429	249	9.34	$167,552	7.260	353.43	612	81.0
01/06	$101,122,756	572	22.63	$176,788	7.188	354.13	606	79.8
02/06	$114,116,547	649	25.53	$175,834	7.312	355.28	592	79.1
03/06	$74,695,955	415	16.71	$179,990	7.045	356.00	607	79.9
04/06	$2,702,313	13	0.60	$207,870	8.505	357.00	531	75.3
08/06	$102,981	1	0.02	$102,981	7.990	350.00	593	85.0
09/06	$158,982	2	0.04	$79,491	8.400	351.00	564	83.4
10/06	$1,471,017	15	0.33	$98,068	7.108	351.95	598	84.2
11/06	$2,887,116	26	0.65	$111,043	7.311	352.74	612	77.3
12/06	$5,856,764	50	1.31	$117,135	6.983	353.43	627	79.5
01/07	$4,709,479	34	1.05	$138,514	6.688	354.51	639	77.3
02/07	$35,720,080	211	7.99	$169,289	6.162	355.59	645	81.8
03/07	$46,388,586	243	10.38	$190,900	5.925	356.00	652	83.9
01/09	$3,928,209	21	0.88	$187,058	6.427	354.00	660	75.8
02/09	$1,674,594	5	0.37	$334,919	6.017	355.00	702	76.0
03/09	$259,005	1	0.06	$259,005	6.250	356.00	620	86.7
	$446,916,844	**2,577**	**100.00**	**$173,425**	**6.988**	**354.94**	**612**	**80.3**

Group 1: Conforming ARM and Fixed - $393,519,167

Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	2,524	
Total Outstanding Balance	$393,519,167	
Average Loan Balance	$155,911	$34,884 to $444,151
WA Mortgage Rate	7.041%	4.500% to 11.890%
Net WAC	6.532%	3.991% to 11.381%
ARM Characteristics		
WA Gross Margin	6.146%	3.375% to 10.690%
WA Months to First Roll	22	10 to 56
WA First Periodic Cap	2.703%	1.000% to 5.000%
WA Subsequent Periodic Cap	1.105%	1.000% to 1.500%
WA Lifetime Cap	13.221%	10.375% to 18.890%
WA Lifetime Floor	6.984%	3.375% to 11.890%
WA Original Term (months)	359	120 to 360
WA Remaining Term (months)	354	114 to 357
WA OLTV	79.84%	16.78% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	611	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	93.26%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes:		Occ Codes:		Grades:		Orig PP Term:	
CA	39.28%	SFR	76.42%	FULL	58.44%	RCO	66.01%	OO	94.47%	PP	47.68%	0	6.74%
FL	7.30%	PUD	8.36%	STATED I	40.57%	PUR	25.53%	INV	5.23%	PR	24.11%	12	6.27%
IL	4.76%	CND	5.08%	NINA	0.73%	RNC	8.46%	2H	0.30%	A	1.00%	24	61.86%
VA	3.99%	2 FAM	4.59%	SIMPLE	0.26%					A-	3.97%	36	25.13%
OH	3.31%	3 FAM	2.11%							B	14.88%		
										C	5.54%		
										C-	2.26%		
										D	0.56%		

Group 1: Conforming ARM and Fixed - $393,519,167

Detailed Report

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2/28 LIB6M	$289,185,523	1,821	73.49	$158,806	7.291	354.81	599	79.5
2/28 LIB6M - IO	$2,864,958	14	0.73	$204,640	5.831	355.82	729	81.9
3/27 LIB6M	$79,948,986	535	20.32	$149,437	6.231	355.44	641	82.3
3/27 LIB6M - IO	$1,303,339	6	0.33	$217,223	5.136	355.80	734	88.5
5/25 LIB6M	$3,611,682	21	0.92	$171,985	6.432	354.31	651	73.9
5/25 LIB6M - IO	$571,500	2	0.15	$285,750	5.671	355.00	730	84.3
10Yr Fixed	$210,614	3	0.05	$70,205	6.996	114.99	615	47.1
15Yr Fixed	$1,306,732	15	0.33	$87,115	7.533	174.96	601	69.3
20Yr Fixed	$399,188	4	0.10	$99,797	8.142	235.54	542	66.4
25Yr Fixed	$67,634	1	0.02	$67,634	7.940	295.00	543	80.0
30Yr Fixed	$14,049,012	102	3.57	$137,735	7.070	355.14	629	74.6
	$393,519,167	**2,524**	**100.00**	**$155,911**	**7.041**	**354.10**	**611**	**79.8**

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$377,485,987	2,399	95.93	$157,351	7.037	354.95	610	80.1
Fixed 120	$210,614	3	0.05	$70,205	6.996	114.99	615	47.1
Fixed 180	$1,306,732	15	0.33	$87,115	7.533	174.96	601	69.3
Fixed 240	$399,188	4	0.10	$99,797	8.142	235.54	542	66.4
Fixed 300	$67,634	1	0.02	$67,634	7.940	295.00	543	80.0
Fixed 360	$14,049,012	102	3.57	$137,735	7.070	355.14	629	74.6
	$393,519,167	**2,524**	**100.00**	**$155,911**	**7.041**	**354.10**	**611**	**79.8**

Range of Current Balance								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$25,000.01 - $50,000.00	$1,013,858	22	0.26	$46,084	8.528	329.73	590	70.6
$50,000.01 - $75,000.00	$18,082,190	281	4.59	$64,349	7.825	350.08	594	77.6
$75,000.01 - $100,000.00	$31,432,119	358	7.99	$87,799	7.347	351.21	605	78.9
$100,000.01 - $150,000.00	$86,928,736	700	22.09	$124,184	7.135	354.13	610	79.9
$150,000.01 - $200,000.00	$85,169,454	491	21.64	$173,461	7.001	355.04	610	80.0
$200,000.01 - $250,000.00	$80,465,924	359	20.45	$224,139	6.868	354.48	609	79.8
$250,000.01 - $300,000.00	$58,453,031	214	14.85	$273,145	6.883	354.85	613	79.9
$300,000.01 - $350,000.00	$28,799,003	91	7.32	$316,473	6.854	355.03	620	81.8
$350,000.01 - $400,000.00	$1,895,618	5	0.48	$379,124	6.944	355.19	633	82.2
$400,000.01 - $450,000.00	$1,279,235	3	0.33	$426,412	6.094	355.32	750	82.9
	$393,519,167	**2,524**	**100.00**	**$155,911**	**7.041**	**354.10**	**611**	**79.8**

Group 1: Conforming ARM and Fixed - $393,519,167

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$510,233	5	0.13	$102,047	7.059	355.86	624	83.1
Alaska	$73,368	1	0.02	$73,368	9.990	356.00	536	70.0
Arizona	$9,014,405	66	2.29	$136,582	6.785	355.05	618	82.3
Arkansas	$226,943	3	0.06	$75,648	7.239	354.61	672	83.8
California	$154,592,678	771	39.28	$200,509	6.861	354.24	609	77.5
Colorado	$5,013,687	29	1.27	$172,886	6.486	355.50	647	84.8
Connecticut	$4,955,469	33	1.26	$150,166	7.130	349.52	606	82.5
Delaware	$2,630,207	15	0.67	$175,347	7.394	355.24	623	85.4
District of Columbia	$148,485	1	0.04	$148,485	9.500	355.00	635	63.8
Florida	$28,730,833	225	7.30	$127,693	7.203	353.40	606	80.0
Georgia	$5,271,129	39	1.34	$135,157	7.261	355.54	612	83.6
Hawaii	$104,490	1	0.03	$104,490	7.140	354.00	519	30.0
Idaho	$992,980	9	0.25	$110,331	7.160	355.12	612	80.8
Illinois	$18,712,990	119	4.76	$157,252	7.304	355.28	616	81.8
Indiana	$6,845,003	70	1.74	$97,786	7.506	353.02	602	81.9
Iowa	$1,686,296	18	0.43	$93,683	6.664	354.83	638	83.6
Kansas	$1,417,407	17	0.36	$83,377	7.503	346.50	626	86.1
Kentucky	$3,113,441	28	0.79	$111,194	6.938	354.98	638	84.3
Lousiana	$628,140	7	0.16	$89,734	7.757	354.77	605	86.0
Maine	$1,752,662	8	0.45	$219,083	7.294	355.29	604	83.6
Maryland	$11,432,192	63	2.91	$181,463	7.229	355.18	594	80.8
Massachusetts	$11,812,944	51	3.00	$231,626	7.162	353.75	602	77.3
Michigan	$8,612,416	74	2.19	$116,384	7.757	352.05	594	80.9
Minnesota	$5,629,080	36	1.43	$156,363	6.812	355.23	643	81.6
Mississippi	$739,505	6	0.19	$123,251	6.619	344.68	621	84.1
Missouri	$4,822,301	48	1.23	$100,465	7.214	355.13	614	82.3
Montana	$278,752	3	0.07	$92,917	7.311	355.36	625	84.5
Nebraska	$1,411,619	15	0.36	$94,108	7.320	355.06	631	85.1
Nevada	$6,853,934	41	1.74	$167,169	6.949	355.28	632	83.2
New Hampshire	$722,255	4	0.18	$180,564	7.558	354.53	619	87.2
New Jersey	$3,336,249	22	0.85	$151,648	7.359	353.32	605	78.4
New Mexico	$1,041,965	8	0.26	$130,246	7.474	355.05	592	81.9
New York	$9,236,062	44	2.35	$209,910	6.998	355.32	606	77.6
North Carolina	$4,512,969	34	1.15	$132,734	7.773	349.71	597	81.4
North Dakota	$552,683	6	0.14	$92,114	7.160	355.61	639	87.5
Ohio	$13,023,316	116	3.31	$112,270	7.195	354.94	607	83.2
Oklahoma	$742,172	8	0.19	$92,771	6.976	355.24	622	84.7
Oregon	$4,820,162	37	1.22	$130,275	6.562	355.30	628	82.0
Pennsylvania	$8,626,914	78	2.19	$110,601	7.477	354.38	596	82.0
Rhode Island	$2,184,908	11	0.56	$198,628	6.120	355.67	647	85.3
South Carolina	$2,502,179	20	0.64	$125,109	7.423	347.37	619	85.6
South Dakota	$175,786	1	0.04	$175,786	8.150	356.00	563	75.0
Tennessee	$4,397,028	40	1.12	$109,926	7.512	349.38	602	82.5
Texas	$4,624,537	50	1.18	$92,491	7.518	350.16	604	79.3
Utah	$1,749,771	11	0.44	$159,070	6.810	355.05	621	81.4

Group 1: Conforming ARM and Fixed - $393,519,167

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Virginia	$15,699,049	97	3.99	$161,846	7.146	354.17	604	80.5
Washington	$8,999,805	57	2.29	$157,891	6.365	354.84	634	80.6
West Virginia	$786,546	9	0.20	$87,394	7.908	354.95	578	82.6
Wisconsin	$7,556,857	67	1.92	$112,789	7.066	355.22	615	80.1
Wyoming	$214,369	2	0.05	$107,184	6.315	356.00	653	80.0
	$393,519,167	**2,524**	**100.00**	**$155,911**	**7.041**	**354.10**	**611**	**79.8**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$7,389,780	63	1.88	$117,298	7.202	345.44	571	42.9
50.01 - 55.00	$4,169,160	28	1.06	$148,899	7.311	351.47	571	52.5
55.01 - 60.00	$8,587,486	56	2.18	$153,348	6.950	355.05	570	57.9
60.01 - 65.00	$14,672,791	92	3.73	$159,487	7.180	350.86	573	63.4
65.01 - 70.00	$27,705,980	178	7.04	$155,652	7.445	353.77	569	68.8
70.01 - 75.00	$35,314,789	220	8.97	$160,522	7.545	353.22	565	74.1
75.01 - 80.00	$140,888,613	910	35.80	$154,823	6.679	354.40	631	79.7
80.01 - 85.00	$59,079,537	393	15.01	$150,330	7.507	354.49	595	84.4
85.01 - 90.00	$78,913,083	488	20.05	$161,707	7.093	355.03	623	89.7
90.01 - 95.00	$7,605,718	42	1.93	$181,089	6.414	355.54	666	94.4
95.01 - 100.00	$9,192,232	54	2.34	$170,227	6.139	354.59	701	99.9
	$393,519,167	**2,524**	**100.00**	**$155,911**	**7.041**	**354.10**	**611**	**79.8**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 4.500	$1,164,685	7	0.30	$166,384	4.500	355.89	726	80.4
4.501 - 5.000	$9,982,706	49	2.54	$203,729	4.903	355.76	690	82.4
5.001 - 5.500	$21,000,063	115	5.34	$182,609	5.379	355.36	671	81.6
5.501 - 6.000	$51,849,801	296	13.18	$175,168	5.837	353.97	664	81.5
6.001 - 6.500	$54,836,311	327	13.93	$167,695	6.319	354.57	630	77.7
6.501 - 7.000	$83,879,263	522	21.32	$160,688	6.822	354.12	618	79.5
7.001 - 7.500	$45,992,746	300	11.69	$153,309	7.297	354.58	590	80.1
7.501 - 8.000	$53,353,344	370	13.56	$144,198	7.813	353.43	579	80.8
8.001 - 8.500	$29,413,209	210	7.47	$140,063	8.294	353.61	565	80.5
8.501 - 9.000	$22,689,986	167	5.77	$135,868	8.789	353.06	549	78.8
9.001 - 9.500	$10,348,713	88	2.63	$117,599	9.279	354.11	548	78.5
9.501 - 10.000	$5,915,673	51	1.50	$115,994	9.772	353.45	543	77.8
10.001 - 10.500	$1,914,345	13	0.49	$147,257	10.316	347.79	524	64.3
10.501 - 11.000	$822,083	5	0.21	$164,417	10.868	355.44	521	71.0

Group 1: Conforming ARM and Fixed - $393,519,167

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.001 - 11.500	$280,980	2	0.07	$140,490	11.179	355.76	501	70.0
11.501 - 12.000	$75,258	2	0.02	$37,629	11.823	353.14	540	72.5
	$393,519,167	**2,524**	**100.00**	**$155,911**	**7.041**	**354.10**	**611**	**79.8**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$300,739,246	1,983	76.42	$151,659	7.071	353.99	607	80.0
PUD	$32,899,915	183	8.36	$179,781	6.718	354.25	622	81.4
CND	$19,996,018	134	5.08	$149,224	6.999	354.86	620	79.1
2 FAM	$18,058,814	98	4.59	$184,274	7.157	354.65	624	77.8
3 FAM	$8,301,339	39	2.11	$212,855	6.863	354.58	637	74.7
4 FAM	$4,591,925	18	1.17	$255,107	6.861	355.05	676	79.8
SFRA	$4,044,564	31	1.03	$130,470	7.439	354.85	599	81.4
MNF	$2,582,287	25	0.66	$103,291	7.098	354.17	608	79.4
APUD	$1,336,294	9	0.34	$148,477	7.700	346.66	537	76.8
CNDP	$968,766	4	0.25	$242,192	7.320	354.70	646	83.0
	$393,519,167	**2,524**	**100.00**	**$155,911**	**7.041**	**354.10**	**611**	**79.8**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$259,761,686	1,642	66.01	$158,198	7.182	353.83	594	78.8
PUR	$100,472,498	638	25.53	$157,480	6.662	354.89	654	82.7
RNC	$33,284,983	244	8.46	$136,414	7.090	353.87	613	79.4
	$393,519,167	**2,524**	**100.00**	**$155,911**	**7.041**	**354.10**	**611**	**79.8**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$371,738,121	2,356	94.47	$157,784	7.025	354.08	609	79.9
INV	$20,591,013	159	5.23	$129,503	7.342	354.41	643	78.9
2H	$1,190,033	9	0.30	$132,226	6.835	354.70	660	79.2
	$393,519,167	**2,524**	**100.00**	**$155,911**	**7.041**	**354.10**	**611**	**79.8**

Group 1: Conforming ARM and Fixed - $393,519,167

Detailed Report

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$210,614	3	0.05	$70,205	6.996	114.99	615	47.1
121 - 180	$1,306,732	15	0.33	$87,115	7.533	174.96	601	69.3
181 - 300	$466,822	5	0.12	$93,364	8.113	244.15	543	68.3
301 - 360	$391,534,999	2,501	99.50	$156,551	7.038	354.96	611	79.9
	$393,519,167	**2,524**	**100.00**	**$155,911**	**7.041**	**354.10**	**611**	**79.8**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$229,980,329	1,575	58.44	$146,019	6.879	354.36	605	81.1
STATED INCOME	$159,647,113	928	40.57	$172,034	7.282	353.71	617	78.1
NINA	$2,885,292	17	0.73	$169,723	6.822	354.65	654	72.3
SIMPLE	$1,006,434	4	0.26	$251,608	6.534	354.79	631	84.6
	$393,519,167	**2,524**	**100.00**	**$155,911**	**7.041**	**354.10**	**611**	**79.8**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$241,419	2	0.06	$120,710	5.877	353.35	807	81.7
781 - 800	$2,221,815	11	0.56	$201,983	6.271	355.21	788	82.0
761 - 780	$3,652,910	20	0.93	$182,646	5.954	354.96	768	84.3
741 - 760	$7,258,979	40	1.84	$181,474	5.903	353.58	748	85.1
721 - 740	$10,522,994	64	2.67	$164,422	6.275	352.33	730	82.4
701 - 720	$14,784,676	88	3.76	$168,008	5.954	354.35	710	82.9
681 - 700	$21,001,099	118	5.34	$177,975	6.081	355.19	690	84.8
661 - 680	$26,220,006	163	6.66	$160,859	6.295	353.26	670	81.9
641 - 660	$38,291,931	249	9.73	$153,783	6.541	354.91	649	82.1
621 - 640	$46,137,951	287	11.72	$160,759	6.573	354.87	630	81.8
601 - 620	$39,164,626	266	9.95	$147,235	6.970	354.55	610	80.9
581 - 600	$46,312,675	309	11.77	$149,879	7.295	353.73	590	80.7
561 - 580	$45,086,093	294	11.46	$153,354	7.485	354.37	570	79.8
541 - 560	$30,610,286	215	7.78	$142,373	7.704	353.59	550	76.5
521 - 540	$22,258,106	157	5.66	$141,771	7.878	354.16	531	73.9
501 - 520	$37,587,183	228	9.55	$164,856	8.295	352.62	510	72.0
<= 500	$2,166,417	13	0.55	$166,647	8.863	355.84	495	71.7
	$393,519,167	**2,524**	**100.00**	**$155,911**	**7.041**	**354.10**	**611**	**79.8**

Group 1: Conforming ARM and Fixed - $393,519,167

Detailed Report

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PR	$94,880,611	624	24.11	$152,052	6.902	354.14	616	81.0
PP	$187,613,121	1,146	47.68	$163,711	6.611	353.91	640	81.7
A	$3,933,427	33	1.00	$119,195	7.157	352.62	625	80.3
A-	$15,624,117	94	3.97	$166,214	7.556	354.58	569	78.9
B	$58,560,509	390	14.88	$150,155	7.760	354.43	557	77.1
C	$21,805,812	164	5.54	$132,962	8.241	354.11	539	72.9
C-	$8,903,928	61	2.26	$145,966	8.381	354.93	545	68.5
D	$2,197,642	12	0.56	$183,137	9.481	355.45	528	65.2
	$393,519,167	**2,524**	**100.00**	**$155,911**	**7.041**	**354.10**	**611**	**79.8**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$26,531,417	185	6.74	$143,413	7.837	353.23	592	78.3
12	$24,663,187	130	6.27	$189,717	7.160	355.04	611	79.6
24	$243,417,518	1,533	61.86	$158,785	7.208	354.72	602	79.6
36	$98,907,046	676	25.13	$146,312	6.389	352.58	637	80.9
	$393,519,167	**2,524**	**100.00**	**$155,911**	**7.041**	**354.10**	**611**	**79.8**

Range of Months to Roll (Excludes 125 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
7 - 12	11	$203,587	2	0.05	$101,793	8.347	347.47	606	80.7
13 - 18	18	$115,281,547	739	30.54	$155,997	7.180	353.72	607	79.5
19 - 24	20	$176,565,347	1,094	46.77	$161,394	7.339	355.55	596	79.6
25 - 31	30	$25,318,502	195	6.71	$129,838	6.637	354.22	629	79.6
32 - 37	32	$55,933,823	346	14.82	$161,658	6.022	356.00	648	83.6
>= 38	54	$4,183,182	23	1.11	$181,877	6.328	354.40	662	75.3
		$377,485,987	**2,399**	**100.00**	**$157,351**	**7.037**	**354.95**	**610**	**80.1**

Range of Margin (Excludes 125 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$1,604,830	7	0.43	$229,261	5.803	355.38	655	66.2
4.001 - 5.000	$48,952,485	259	12.97	$189,006	6.360	355.22	626	78.6
5.001 - 6.000	$157,962,246	924	41.85	$170,955	6.528	354.90	631	80.4
6.001 - 7.000	$94,817,205	614	25.12	$154,425	7.349	355.07	589	78.9
7.001 - 8.000	$47,726,484	372	12.64	$128,297	7.790	354.68	586	82.8

Group 1: Conforming ARM and Fixed - $393,519,167

Detailed Report

Range of Margin (Excludes 125 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.001 - 9.000	$20,395,116	165	5.40	$123,607	8.725	354.82	568	81.4
9.001 - 10.000	$5,660,441	55	1.50	$102,917	9.576	354.93	572	82.1
10.001 - 11.000	$367,180	3	0.10	$122,393	10.664	354.00	569	81.0
6.146	**$377,485,987**	**2,399**	**100.00**	**$157,351**	**7.037**	**354.95**	**610**	**80.1**

Range of Maximum Rates (Excludes 125 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.001 - 10.500	$1,644,240	9	0.44	$182,693	4.773	355.34	720	75.9
10.501 - 11.000	$10,141,782	49	2.69	$206,975	4.962	355.64	688	83.5
11.001 - 11.500	$22,275,649	124	5.90	$179,642	5.471	355.38	668	81.3
11.501 - 12.000	$50,573,454	293	13.40	$172,606	5.904	355.30	663	81.2
12.001 - 12.500	$43,041,420	263	11.40	$163,656	6.358	355.14	634	79.1
12.501 - 13.000	$62,126,036	389	16.46	$159,707	6.786	354.67	622	81.1
13.001 - 13.500	$42,409,922	276	11.23	$153,659	7.102	354.75	593	79.4
13.501 - 14.000	$53,247,703	364	14.11	$146,285	7.498	354.65	592	80.7
14.001 - 14.500	$27,275,010	186	7.23	$146,640	7.947	354.84	576	80.7
14.501 - 15.000	$27,599,663	185	7.31	$149,187	8.263	354.82	557	78.8
15.001 - 15.500	$16,302,617	117	4.32	$139,339	8.695	355.00	551	79.6
15.501 - 16.000	$12,610,385	86	3.34	$146,632	9.055	355.10	536	76.8
16.001 - 16.500	$3,824,248	29	1.01	$131,871	9.412	354.99	524	76.2
16.501 - 17.000	$2,183,738	16	0.58	$136,484	9.935	355.23	512	75.6
17.001 - 17.500	$1,280,021	6	0.34	$213,337	10.326	356.05	507	60.4
17.501 - 18.000	$629,745	4	0.17	$157,436	10.943	355.66	505	65.1
18.001 - 18.500	$280,980	2	0.07	$140,490	11.179	355.76	501	70.0
18.501 - 19.000	$39,372	1	0.01	$39,372	11.890	356.00	504	73.0
13.221	**$377,485,987**	**2,399**	**100.00**	**$157,351**	**7.037**	**354.95**	**610**	**80.1**

Initial Periodic Rate Cap (Excludes 125 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$182,411	2	0.05	$91,205	7.602	354.00	625	66.8
1.500	$79,646,041	448	21.10	$177,781	7.651	355.04	565	76.8
2.000	$183,397	1	0.05	$183,397	9.090	354.00	506	80.0
3.000	$293,608,902	1,928	77.78	$152,287	6.879	354.94	621	81.1
5.000	$3,865,237	20	1.02	$193,262	6.262	354.43	662	75.9
	$377,485,987	**2,399**	**100.00**	**$157,351**	**7.037**	**354.95**	**610**	**80.1**

Group 1: Conforming ARM and Fixed - $393,519,167

Detailed Report

Subsequent Periodic Rate Cap (Excludes 125 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$297,839,946	1,951	78.90	$152,660	6.873	354.93	622	81.0
1.500	$79,646,041	448	21.10	$177,781	7.651	355.04	565	76.8
	$377,485,987	**2,399**	**100.00**	**$157,351**	**7.037**	**354.95**	**610**	**80.1**

Range of Lifetime Rate Floor (Excludes 125 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$1,123,541	5	0.30	$224,708	6.204	355.33	660	74.0
4.001 - 5.000	$15,239,753	76	4.04	$200,523	5.263	355.75	669	80.5
5.001 - 6.000	$74,485,230	420	19.73	$177,346	5.811	355.35	661	81.9
6.001 - 7.000	$125,701,749	767	33.30	$163,888	6.638	354.80	622	79.3
7.001 - 8.000	$93,684,578	634	24.82	$147,767	7.578	354.74	584	80.5
8.001 - 9.000	$49,292,730	349	13.06	$141,240	8.517	354.86	557	79.8
9.001 - 10.000	$14,947,564	127	3.96	$117,697	9.396	354.95	547	79.4
> 10.000	$3,010,840	21	0.80	$143,373	10.580	355.48	522	67.2
	$377,485,987	**2,399**	**100.00**	**$157,351**	**7.037**	**354.95**	**610**	**80.1**

Next Interest Adjustment Date (Excludes 125 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
04/05	$54,242	1	0.01	$54,242	7.540	346.00	667	68.8
06/05	$149,344	1	0.04	$149,344	8.640	348.00	584	85.0
08/05	$115,867	1	0.03	$115,867	7.840	350.00	617	95.0
09/05	$1,145,544	8	0.30	$143,193	8.354	350.50	582	79.5
10/05	$742,048	7	0.20	$106,007	7.886	351.47	589	76.6
11/05	$6,081,277	49	1.61	$124,108	7.677	352.89	600	83.9
12/05	$35,306,452	234	9.35	$150,882	7.276	353.45	611	80.5
01/06	$84,117,022	529	22.28	$159,011	7.234	354.15	603	79.6
02/06	$98,041,391	609	25.97	$160,988	7.378	355.30	591	79.0
03/06	$64,269,848	384	17.03	$167,369	7.083	356.00	606	79.5
04/06	$1,927,776	11	0.51	$175,252	8.185	357.00	541	78.1
08/06	$102,981	1	0.03	$102,981	7.990	350.00	593	85.0
09/06	$158,982	2	0.04	$79,491	8.400	351.00	564	83.4
10/06	$1,471,017	15	0.39	$98,068	7.108	351.95	598	84.2
11/06	$2,532,648	25	0.67	$101,306	7.396	352.85	598	77.0
12/06	$4,678,552	47	1.24	$99,544	7.170	353.54	624	80.5
01/07	$4,324,575	33	1.15	$131,048	6.688	354.56	634	77.5
02/07	$29,196,145	195	7.73	$149,724	6.201	355.59	640	81.4
03/07	$38,887,093	224	10.30	$173,603	5.932	356.00	652	84.1
01/09	$2,761,583	18	0.73	$153,421	6.394	354.00	652	72.2

Group 1: Conforming ARM and Fixed - $393,519,167

Detailed Report

Next Interest Adjustment Date (Excludes 125 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
02/09	$1,162,594	4	0.31	$290,648	6.189	355.00	697	80.2
03/09	$259,005	1	0.07	$259,005	6.250	356.00	620	86.7
	$377,485,987	**2,399**	**100.00**	**$157,351**	**7.037**	**354.95**	**610**	**80.1**

Group 2: NonConforming ARM and Fixed - $79,335,534

Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		224	
Total Outstanding Balance		$79,335,534	
Average Loan Balance		$354,176	$58,976 to $646,539
WA Mortgage Rate		6.670%	4.900% to 9.990%
Net WAC		6.161%	4.391% to 9.481%
ARM Characteristics			
WA Gross Margin		5.790%	3.750% to 8.540%
WA Months to First Roll		22	1 to 55
WA First Periodic Cap		2.688%	1.500% to 3.000%
WA Subsequent Periodic Cap		1.102%	1.000% to 1.500%
WA Lifetime Cap		12.906%	10.900% to 16.990%
WA Lifetime Floor		6.590%	3.750% to 9.990%
WA Original Term (months)		359	120 to 360
WA Remaining Term (months)		354	116 to 357
WA OLTV		80.45%	42.86% to 100.00%
Percentage of Pool with CLTV > 100%		0.00%	
WA FICO		628	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		91.53%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes:		Occ Codes:		Grades:		Orig PP Term:	
CA	62.74%	SFR	77.34%	STATED I	53.40%	RCO	69.76%	OO	94.55%	PP	52.38%	0	8.47%
MD	4.20%	PUD	15.20%	FULL	46.11%	PUR	27.16%	INV	3.80%	PR	30.94%	12	7.55%
FL	3.70%	CND	4.58%	NINA	0.49%	RNC	3.08%	2H	1.66%	A	0.52%	24	50.18%
VA	3.65%	2 FAM	1.64%							A-	4.14%	36	24.14%
NY	3.17%	CNDP	0.46%							B	8.02%	48	0.31%
										C	3.56%	60	9.34%
										C-	0.43%		

Group 2: NonConforming ARM and Fixed - $79,335,534

Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$410,459	1	0.52	$410,459	5.028	349.00	720	80.0
2/28 LIB6M	$49,511,035	128	62.41	$386,805	7.034	354.65	603	81.1
2/28 LIB6M - IO	$2,229,517	6	2.81	$371,586	5.589	355.84	721	80.0
3/27 LIB6M	$14,807,813	37	18.66	$400,211	6.004	355.54	657	82.2
3/27 LIB6M - IO	$793,407	2	1.00	$396,703	5.790	355.52	715	83.3
5/25 LIB6M	$773,827	2	0.98	$386,913	6.788	354.00	626	86.6
5/25 LIB6M - IO	$904,800	2	1.14	$452,400	5.766	354.57	746	72.4
10Yr Fixed	$70,302	1	0.09	$70,302	6.790	116.00	762	80.0
15Yr Fixed	$248,198	2	0.31	$124,099	6.134	176.00	604	63.3
20Yr Fixed	$262,989	2	0.33	$131,495	6.288	236.00	762	63.3
30Yr Fixed	$8,665,344	39	10.92	$222,188	6.329	355.53	663	74.0
30Yr Fixed - IO	$657,842	2	0.83	$328,921	5.992	356.00	738	89.7
	$79,335,534	**224**	**100.00**	**$354,176**	**6.670**	**353.76**	**628**	**80.5**

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$69,430,857	178	87.52	$390,061	6.722	354.85	622	81.3
Fixed 120	$70,302	1	0.09	$70,302	6.790	116.00	762	80.0
Fixed 180	$248,198	2	0.31	$124,099	6.134	176.00	604	63.3
Fixed 240	$262,989	2	0.33	$131,495	6.288	236.00	762	63.3
Fixed 360	$9,323,186	41	11.75	$227,395	6.305	355.56	668	75.1
	$79,335,534	**224**	**100.00**	**$354,176**	**6.670**	**353.76**	**628**	**80.5**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$50,000.01 - $75,000.00	$322,759	5	0.41	$64,552	6.436	303.72	674	84.0
$75,000.01 - $100,000.00	$361,591	4	0.46	$90,398	6.723	355.74	641	88.4
$100,000.01 - $150,000.00	$1,709,042	14	2.15	$122,074	6.702	321.82	634	78.7
$150,000.01 - $200,000.00	$1,818,908	11	2.29	$165,355	6.704	345.45	623	74.1
$200,000.01 - $250,000.00	$1,151,168	5	1.45	$230,234	6.322	355.80	691	83.6
$250,000.01 - $300,000.00	$1,102,683	4	1.39	$275,671	6.341	356.00	650	79.6
$300,000.01 - $350,000.00	$14,324,215	42	18.06	$341,053	6.815	354.80	623	82.4
$350,000.01 - $400,000.00	$26,506,744	71	33.41	$373,334	6.861	354.83	626	82.2
$400,000.01 - $450,000.00	$11,447,385	27	14.43	$423,977	6.560	355.15	628	79.7
$450,000.01 - $500,000.00	$11,825,795	25	14.91	$473,032	6.338	354.75	625	80.4
$500,000.01 - $550,000.00	$5,768,688	11	7.27	$524,426	6.499	354.82	633	80.1
$550,000.01 - $600,000.00	$2,350,017	4	2.96	$587,504	6.530	355.24	622	60.0
$600,000.01 - $650,000.00	$646,539	1	0.81	$646,539	6.800	354.00	680	72.2

Group 2: NonConforming ARM and Fixed - $79,335,534

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$79,335,534	224	100.00	$354,176	6.670	353.76	628	80.5

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Arizona	$1,310,271	3	1.65	$436,757	5.615	355.26	746	87.4
California	$49,772,243	131	62.74	$379,941	6.576	354.00	629	79.4
Colorado	$1,863,903	5	2.35	$372,781	6.944	355.03	637	82.9
Connecticut	$619,085	2	0.78	$309,543	6.302	355.45	560	76.1
Florida	$2,932,158	8	3.70	$366,520	6.476	354.50	653	77.5
Georgia	$800,224	2	1.01	$400,112	5.522	356.00	668	94.2
Illinois	$889,015	2	1.12	$444,507	8.469	354.58	549	80.0
Indiana	$467,439	1	0.59	$467,439	6.350	356.00	622	85.0
Kansas	$730,022	2	0.92	$365,011	6.962	355.03	643	82.4
Maryland	$3,330,380	12	4.20	$277,532	6.691	345.55	633	83.9
Massachusetts	$1,384,019	4	1.74	$346,005	6.455	355.49	634	85.2
Michigan	$545,231	4	0.69	$136,308	6.706	356.00	636	82.5
Minnesota	$788,133	2	0.99	$394,066	7.560	355.01	578	84.2
Missouri	$775,230	2	0.98	$387,615	6.329	355.53	628	87.4
New Jersey	$398,191	1	0.50	$398,191	7.500	354.00	614	89.9
New York	$2,516,585	8	3.17	$314,573	6.883	355.38	594	82.2
North Carolina	$812,868	2	1.02	$406,434	7.116	355.05	655	80.3
Ohio	$516,586	6	0.65	$86,098	6.761	323.14	685	86.7
Oregon	$1,242,330	3	1.57	$414,110	7.338	353.40	566	77.3
Pennsylvania	$1,360,366	6	1.71	$226,728	7.186	354.97	624	85.6
Rhode Island	$437,852	1	0.55	$437,852	4.950	356.00	652	69.8
South Carolina	$1,108,431	3	1.40	$369,477	7.144	353.72	602	75.1
Tennessee	$868,859	2	1.10	$434,429	7.645	356.00	581	84.2
Texas	$346,353	1	0.44	$346,353	7.280	354.00	636	80.0
Virginia	$2,895,417	9	3.65	$321,713	7.235	354.90	605	82.5
Washington	$624,341	2	0.79	$312,171	6.829	355.33	665	70.5
	$79,335,534	**224**	**100.00**	**$354,176**	**6.670**	**353.76**	**628**	**80.5**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$751,030	2	0.95	$375,515	5.625	331.44	724	44.0
50.01 - 55.00	$734,790	2	0.93	$367,395	7.469	319.80	594	52.7
55.01 - 60.00	$1,151,701	3	1.45	$383,900	6.064	353.71	617	58.3
60.01 - 65.00	$4,216,721	12	5.32	$351,393	6.552	355.37	618	62.5

Group 2: NonConforming ARM and Fixed - $79,335,534

Detailed Report

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
65.01 - 70.00	$4,274,520	11	5.39	$388,593	6.489	355.26	613	68.6
70.01 - 75.00	$7,437,134	20	9.37	$371,857	7.008	355.35	571	73.7
75.01 - 80.00	$26,575,291	76	33.50	$349,675	6.352	353.38	652	79.5
80.01 - 85.00	$13,970,878	39	17.61	$358,228	7.046	354.07	612	84.5
85.01 - 90.00	$15,756,559	44	19.86	$358,104	6.789	354.83	625	89.5
90.01 - 95.00	$2,281,345	7	2.88	$325,906	7.266	354.84	627	94.9
95.01 - 100.00	$2,185,564	8	2.75	$273,196	6.499	355.34	690	100.0
	$79,335,534	**224**	**100.00**	**$354,176**	**6.670**	**353.76**	**628**	**80.5**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$2,920,941	7	3.68	$417,277	4.959	355.48	690	82.4
5.001 - 5.500	$7,123,240	19	8.98	$374,907	5.352	355.28	701	77.0
5.501 - 6.000	$15,084,970	40	19.01	$377,124	5.874	352.97	658	78.1
6.001 - 6.500	$13,291,190	42	16.75	$316,457	6.387	351.85	640	80.1
6.501 - 7.000	$18,045,811	54	22.75	$334,182	6.794	353.77	619	82.1
7.001 - 7.500	$8,020,696	22	10.11	$364,577	7.310	354.61	597	83.8
7.501 - 8.000	$7,178,728	20	9.05	$358,936	7.830	354.64	574	80.2
8.001 - 8.500	$5,448,035	14	6.87	$389,145	8.341	354.54	571	82.3
8.501 - 9.000	$1,505,334	4	1.90	$376,334	8.719	355.30	538	76.2
9.501 - 10.000	$716,586	2	0.90	$358,293	9.851	356.50	509	80.0
	$79,335,534	**224**	**100.00**	**$354,176**	**6.670**	**353.76**	**628**	**80.5**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$61,359,776	176	77.34	$348,635	6.683	353.87	626	80.2
PUD	$12,055,519	30	15.20	$401,851	6.878	355.37	621	81.8
CND	$3,634,054	10	4.58	$363,405	6.125	354.63	676	83.6
2 FAM	$1,298,611	3	1.64	$432,870	6.129	354.45	612	70.0
CNDP	$364,423	1	0.46	$364,423	5.900	355.00	637	90.0
APUD	$239,035	1	0.30	$239,035	5.990	356.00	740	80.0
SFRA	$230,390	2	0.29	$115,195	6.074	299.09	712	82.0
3 FAM	$153,725	1	0.19	$153,725	6.500	236.00	781	48.4
	$79,335,534	**224**	**100.00**	**$354,176**	**6.670**	**353.76**	**628**	**80.5**

Group 2: NonConforming ARM and Fixed - $79,335,534

Detailed Report

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$55,343,718	153	69.76	$361,724	6.788	353.90	608	79.6
PUR	$21,548,973	60	27.16	$359,150	6.379	354.05	678	83.4
RNC	$2,442,843	11	3.08	$222,077	6.558	348.11	637	73.8
	$79,335,534	**224**	**100.00**	**$354,176**	**6.670**	**353.76**	**628**	**80.5**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$75,011,693	213	94.55	$352,168	6.696	353.98	624	80.7
INV	$3,010,799	8	3.80	$376,350	6.209	348.22	700	74.1
2H	$1,313,042	3	1.66	$437,681	6.256	354.09	685	81.3
	$79,335,534	**224**	**100.00**	**$354,176**	**6.670**	**353.76**	**628**	**80.5**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$70,302	1	0.09	$70,302	6.790	116.00	762	80.0
121 - 180	$248,198	2	0.31	$124,099	6.134	176.00	604	63.3
181 - 300	$262,989	2	0.33	$131,495	6.288	236.00	762	63.3
301 - 360	$78,754,043	219	99.27	$359,608	6.673	354.93	627	80.6
	$79,335,534	**224**	**100.00**	**$354,176**	**6.670**	**353.76**	**628**	**80.5**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
STATED INCOME	$42,364,077	115	53.40	$368,383	6.870	354.80	626	79.7
FULL	$36,581,162	108	46.11	$338,714	6.435	352.55	629	81.4
NINA	$390,295	1	0.49	$390,295	7.000	355.00	662	80.0
	$79,335,534	**224**	**100.00**	**$354,176**	**6.670**	**353.76**	**628**	**80.5**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
781 - 800	$546,525	2	0.69	$273,263	6.105	320.81	787	71.1
761 - 780	$785,273	3	0.99	$261,758	6.092	334.03	773	88.6
741 - 760	$2,675,821	8	3.37	$334,478	5.763	355.23	755	87.1

Group 2: NonConforming ARM and Fixed - $79,335,534

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
721 - 740	$1,918,266	6	2.42	$319,711	5.525	349.16	731	77.2
701 - 720	$4,344,908	12	5.48	$362,076	5.977	354.00	710	73.9
681 - 700	$9,277,271	26	11.69	$356,818	5.934	355.13	690	80.8
661 - 680	$6,096,360	16	7.68	$381,023	6.474	354.65	672	81.1
641 - 660	$7,921,842	26	9.99	$304,686	6.200	352.52	650	78.8
621 - 640	$9,302,053	25	11.72	$372,082	6.436	355.28	630	84.0
601 - 620	$9,577,156	26	12.07	$368,352	6.897	355.21	611	82.8
581 - 600	$6,098,847	16	7.69	$381,178	7.392	354.62	591	80.9
561 - 580	$6,646,039	18	8.38	$369,224	7.374	350.71	570	82.2
541 - 560	$6,072,699	18	7.65	$337,372	7.009	354.22	548	81.4
521 - 540	$2,528,801	7	3.19	$361,257	7.327	355.09	537	75.6
501 - 520	$5,210,295	14	6.57	$372,164	8.110	355.66	511	73.6
<= 500	$333,379	1	0.42	$333,379	6.200	355.00	500	63.2
	$79,335,534	**224**	**100.00**	**$354,176**	**6.670**	**353.76**	**628**	**80.5**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PP	$41,559,751	123	52.38	$337,884	6.471	353.26	649	80.9
PR	$24,548,942	65	30.94	$377,676	6.639	354.92	626	82.2
A	$410,459	1	0.52	$410,459	5.028	349.00	720	80.0
A-	$3,287,900	9	4.14	$365,322	7.319	353.69	581	79.4
B	$6,361,984	16	8.02	$397,624	7.517	355.20	553	76.0
C	$2,826,411	9	3.56	$314,046	7.418	348.48	545	70.4
C-	$340,088	1	0.43	$340,088	6.850	356.00	569	75.0
	$79,335,534	**224**	**100.00**	**$354,176**	**6.670**	**353.76**	**628**	**80.5**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$6,723,164	17	8.47	$395,480	7.206	354.56	602	77.7
12	$5,990,851	15	7.55	$399,390	7.301	354.86	585	79.6
24	$39,814,209	100	50.18	$398,142	6.851	354.65	614	81.9
36	$19,149,984	46	24.14	$416,304	5.986	355.36	668	79.1
48	$248,592	1	0.31	$248,592	6.450	356.00	691	100.0
60	$7,408,735	45	9.34	$164,639	6.476	343.20	653	78.7
	$79,335,534	**224**	**100.00**	**$354,176**	**6.670**	**353.76**	**628**	**80.5**

Group 2: NonConforming ARM and Fixed - $79,335,534

Detailed Report

Range of Months to Roll (Excludes 46 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	1	$410,459	1	0.59	$410,459	5.028	349.00	720	80.0
13 - 18	18	$23,675,642	59	34.10	$401,282	6.983	353.72	617	81.5
19 - 24	20	$28,064,910	75	40.42	$374,199	6.962	355.53	600	80.7
25 - 31	30	$4,035,023	10	5.81	$403,502	6.115	354.23	693	81.2
32 - 37	32	$11,566,197	29	16.66	$398,834	5.951	356.00	648	82.7
>= 38	54	$1,678,627	4	2.42	$419,657	6.237	354.31	691	78.9
		$69,430,857	**178**	**100.00**	**$390,061**	**6.722**	**354.85**	**622**	**81.3**

Range of Margin (Excludes 46 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$410,459	1	0.59	$410,459	5.028	349.00	720	80.0
4.001 - 5.000	$15,037,306	36	21.66	$417,703	6.159	355.22	637	79.2
5.001 - 6.000	$32,963,661	84	47.48	$392,425	6.578	354.66	629	80.6
6.001 - 7.000	$13,900,535	39	20.02	$356,424	6.976	355.14	602	82.5
7.001 - 8.000	$4,177,507	11	6.02	$379,773	7.969	354.75	599	86.9
8.001 - 9.000	$2,941,389	7	4.24	$420,198	8.484	354.60	578	85.9
5.790	**$69,430,857**	**178**	**100.00**	**$390,061**	**6.722**	**354.85**	**622**	**81.3**

Range of Maximum Rates (Excludes 46 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.501 - 11.000	$2,920,941	7	4.21	$417,277	4.959	355.48	690	82.4
11.001 - 11.500	$5,335,039	14	7.68	$381,074	5.374	355.58	701	82.1
11.501 - 12.000	$12,554,012	30	18.08	$418,467	5.908	354.80	658	78.4
12.001 - 12.500	$7,975,856	21	11.49	$379,803	6.404	355.20	649	83.1
12.501 - 13.000	$12,973,355	36	18.69	$360,371	6.725	354.72	619	82.6
13.001 - 13.500	$8,817,224	22	12.70	$400,783	7.088	354.63	594	82.7
13.501 - 14.000	$7,081,866	18	10.20	$393,437	7.326	354.47	582	83.4
14.001 - 14.500	$5,467,427	14	7.87	$390,531	8.095	354.33	577	82.9
14.501 - 15.000	$3,942,944	10	5.68	$394,294	8.002	354.84	560	73.9
15.001 - 15.500	$935,936	2	1.35	$467,968	8.206	355.00	541	75.5
15.501 - 16.000	$709,671	2	1.02	$354,835	8.693	354.48	514	76.7
16.501 - 17.000	$716,586	2	1.03	$358,293	9.851	356.50	509	80.0
12.906	**$69,430,857**	**178**	**100.00**	**$390,061**	**6.722**	**354.85**	**622**	**81.3**

Group 2: NonConforming ARM and Fixed - $79,335,534

Detailed Report

Initial Periodic Rate Cap (Excludes 46 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500	$14,189,427	36	20.44	$394,151	7.275	354.58	570	78.5
2.000	$410,459	1	0.59	$410,459	5.028	349.00	720	80.0
3.000	$54,830,972	141	78.97	$388,872	6.592	354.96	635	82.0
	$69,430,857	**178**	**100.00**	**$390,061**	**6.722**	**354.85**	**622**	**81.3**

Subsequent Periodic Rate Cap (Excludes 46 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$55,241,431	142	79.56	$389,024	6.580	354.91	635	82.0
1.500	$14,189,427	36	20.44	$394,151	7.275	354.58	570	78.5
	$69,430,857	**178**	**100.00**	**$390,061**	**6.722**	**354.85**	**622**	**81.3**

Range of Lifetime Rate Floor (Excludes 46 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$410,459	1	0.59	$410,459	5.028	349.00	720	80.0
4.001 - 5.000	$6,136,192	14	8.84	$438,299	5.752	355.60	653	80.4
5.001 - 6.000	$19,007,555	47	27.38	$404,416	5.887	355.20	661	79.9
6.001 - 7.000	$23,154,501	63	33.35	$367,532	6.628	354.67	621	82.5
7.001 - 8.000	$13,593,623	35	19.58	$388,389	7.578	354.55	583	81.2
8.001 - 9.000	$6,411,941	16	9.24	$400,746	8.413	354.53	568	82.3
9.001 - 10.000	$716,586	2	1.03	$358,293	9.851	356.50	509	80.0
	$69,430,857	**178**	**100.00**	**$390,061**	**6.722**	**354.85**	**622**	**81.3**

Next Interest Adjustment Date (Excludes 46 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
07/04	$410,459	1	0.59	$410,459	5.028	349.00	720	80.0
10/05	$349,488	1	0.50	$349,488	7.290	351.00	553	78.2
11/05	$353,762	1	0.51	$353,762	6.990	352.00	563	85.0
12/05	$6,413,977	15	9.24	$427,598	7.170	353.28	617	84.0
01/06	$17,005,734	43	24.49	$395,482	6.961	354.05	618	80.9
02/06	$16,075,156	40	23.15	$401,879	6.910	355.18	594	79.9
03/06	$10,426,106	31	15.02	$336,326	6.810	356.00	615	82.2
04/06	$774,537	2	1.12	$387,269	9.300	357.00	507	68.4
11/06	$354,468	1	0.51	$354,468	6.700	352.00	712	80.0
12/06	$1,178,212	3	1.70	$392,737	6.241	353.00	638	75.4
01/07	$384,905	1	0.55	$384,905	6.690	354.00	693	75.0

Group 2: NonConforming ARM and Fixed - $79,335,534

Detailed Report

Next Interest Adjustment Date (Excludes 46 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
02/07	$6,523,935	16	9.40	$407,746	5.987	355.62	665	83.5
03/07	$7,501,493	19	10.80	$394,815	5.888	356.00	653	82.9
01/09	$1,166,627	3	1.68	$388,876	6.506	354.00	681	84.4
02/09	$512,000	1	0.74	$512,000	5.625	355.00	713	66.5
	$69,430,857	**178**	**100.00**	**$390,061**	**6.722**	**354.85**	**622**	**81.3**